Flexible Premium Variable Universal Life Insurance Policy		Prospectus
	Issued by	September __, 2008
Farmers New World Life Insurance Company
Through
Farmers Variable Life Separate Account A		Farmers
Home Office	Service Center	EssentialLifeSM
3003 - 77th Avenue, S.E.	P.O. Box 724208
Mercer Island, Washington 98040	Atlanta, Georgia 31139	Variable
Phone: (206) 232-8400	Phone: 1-877-376-8008 (toll free)
	8:00 a.m. to 6:00 p.m. Eastern Time	Universal Life

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This prospectus describes Farmers EssentialLife Variable Universal Life, an individual flexible premium variable life insurance policy (the “Policy”), issued by Farmers New World Life Insurance Company. The Policy provides life insurance, with a life insurance benefit (called the “Death Benefit Amount Payable”) that we will pay if the insured dies while the Policy is in force. The amount of life insurance, and the number of years the Policy is in force, may increase or decrease, depending on the investment experience of the subaccounts of the Farmers Variable Life Separate Account A (the “variable account”) in which you invest.

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Investment Risk -- Your Contract Value will vary according to the investment performance of the portfolio(s) in which you invest and the Policy charges deducted. You bear the investment risk on amounts you allocate to the subaccounts. You may be required to pay additional premiums to keep the Policy in force if investment performance is too low.

The Policy is not suitable as a short-term savings vehicle because the surrender and insurance charges may be considerable.

Loans and Partial Surrenders -- You may borrow against or withdraw money from this Policy, within limits. Loans and partial surrenders reduce the Policy’s Death Benefit Amount Payable and its Cash Surrender Value, and increase the risk that your Policy will lapse without value unless you pay additional premiums. If your Policy lapses while loans are outstanding, you will have no Cash Surrender Value and you will likely have to pay a significant amount in taxes.

You may choose one of two death benefit options. The death benefit will be at least the face amount shown on your Policy’s specifications page, adjusted for any increases or decreases in face amount, and reduced by any outstanding loan amount and unpaid monthly deductions.

Tax Risk – Tax laws are unclear in a variety of areas. You should review the “Federal Tax Considerations” section of this prospectus carefully, especially if you are purchasing this Policy with the intention of taking Policy loans or partial surrenders at any time in the future, or if you intend to keep the Policy in force after the insured reaches attained age 100. You should consult a tax adviser to learn more about the tax risks of this Policy.

This prospectus provides basic information that you should know before investing. You should keep this prospectus for future reference. You should consider whether this Policy is suitable for you in light of your life insurance needs.

Replacing your existing life insurance with this Policy may not be to your advantage. In addition, it may not be to your advantage to finance the purchase of or to maintain this Policy through a loan or through surrenders or partial surrenders from another policy.

An investment in this Policy is not a bank deposit, and the Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Investing in this Policy involves risk, including possible loss of premiums. Please read the “Policy Risks” section of this prospectus. It describes some of the risks associated with investing in the Policy.

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This Policy has 36 funding choices – one fixed account (paying at least a guaranteed minimum fixed

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rate of interest) and 35subaccounts. The	☐ Franklin Templeton Variable Insurance Products
subaccounts invest in the following 35 portfolios:	Trust – Class 2 Shares
Franklin Small-Mid Cap Growth Securities Fund
☐ Dreyfus Variable Investment Fund – Service Class	Franklin Small Cap Value Securities Fund
Shares	Templeton Global Asset Allocation Fund
Developing Leaders Portfolio
☐ Goldman Sachs Variable Insurance Trust –
☐ The Dreyfus Socially Responsible Growth Fund, Inc.	Institutional Class Shares
– Service Class Shares	Goldman Sachs Structured Small Cap Equity Fund
☐ DWS Variable Series I – Class A Shares
DWS Bond VIP	☐ Janus Aspen Series
DWS Global Opportunities VIP	Janus Aspen Balanced Portfolio
DWS International VIP	(Service Shares)
☐ DWS Variable Series II – Class A Shares	Janus Aspen Forty Portfolio (Institutional Shares)
DWS Dreman High Return Equity VIP
DWS Government & Agency Securities VIP	☐ PIMCO Variable Insurance Trust –
DWS High Income VIP	Administrative Class Shares
DWS Money Market VIP	PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-
Hedged)
☐ Fidelity Variable Insurance Products (“VIP”) Funds	PIMCO VIT Low Duration Bond Portfolio
– Service Class Shares
Fidelity VIP Growth Portfolio	☐ Principal Variable Contracts Fund, Inc. (“PVC”) –
Fidelity VIP Index 500 Portfolio	Class 2 Shares Strategic Asset Management (SAM)
Fidelity VIP Mid-Cap Portfolio	Portfolios
PVC SAM Balanced Portfolio
☐ Fidelity VIP Freedom Funds – Service Class 2 Shares	PVC SAM Conservative Balanced Portfolio
Fidelity VIP Freedom 2005 Portfolio	PVC SAM Conservative Growth Portfolio
Fidelity VIP Freedom 2010 Portfolio	PVC SAM Flexible Income Portfolio
Fidelity VIP Freedom 2015 Portfolio	PVC SAM Strategic Growth Portfolio
Fidelity VIP Freedom 2020 Portfolio
Fidelity VIP Freedom 2025 Portfolio
Fidelity VIP Freedom 2030 Portfolio
Fidelity VIP Freedom Income Portfolio

☐ Fidelity VIP FundsManager Portfolios – Service
Class 2 Shares
Fidelity VIP FundsManager 20% Portfolio
Fidelity VIP FundsManager 50% Portfolio
Fidelity VIP FundsManager 70% Portfolio
Fidelity VIP FundsManager 85% Portfolio

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A prospectus for each of the portfolios available through this Policy must accompany this prospectus. Please read these documents before investing and save them for future reference.

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The Securities and Exchange Commission has not approved or disapproved this Policy or determined that this prospectus is accurate or complete.
Anyone who tells you otherwise is committing a federal crime.

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Not FDIC Insured	May Lose Value	No Bank Guarantee

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Table of Contents

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Policy Benefits/Risks Summary	2	Fixed Account Value	27
Policy Benefits	2	Loan Account Value	27
Your Policy in General	2	Charges and Deductions	28
Premium Flexibility	2	Premium Deductions	28
Death Benefit	3	Monthly Deduction	28
Full and Partial Surrenders	3	Mortality and Expense Risk Charge	31
Transfers	4	Surrender Charge	31
Loans	4	Transfer Charge	32
Policy Risks	4	Loan Charges	32
Risk of Poor Investment Performance	4	Portfolio Management Fees and Expenses	33
Risks of Market Timing and Disruptive Trading	4	Other Charges	33
Risk of Lapse	4	Death Benefit	33
Tax Risks	5	Death Benefit Amount Payable	33
Limits on Partial Surrenders	5	Death Benefit Options	34
Loan Risks	6	Changing Death Benefit Options	35
Increase in Current Fees and Expenses	6	Effects of Partial Surrenders on the Death Benefit	35
Effects of Surrender Charges	6	Changing the Face Amount	36
Portfolio Risks	6	Payment Options	37
Fee Table	7	Supplemental Benefits (Riders)	37
Redemption Fees	14	Full and Partial Surrenders	37
Distribution Costs	14	Full Surrender	37
Personalized Illustrations	14	Partial Surrenders	38
Farmers New World Life Insurance Company and the		When We Will Make Payments	39
Fixed Account	15	Transfers	39
Farmers New World Life Insurance Company	15	Third Party Transfers	40
The Fixed Account	15	Telephone Transfers	40
The Variable Account and the Portfolios	15	Policy and Procedures Regarding Disruptive Trading and
The Variable Account	15	Market Timing	41
The Portfolios	16	Automatic Asset Rebalancing Program	44
Investment Objectives of the Portfolios	16	Dollar Cost Averaging Program	44
Selection of the Portfolios	17	Loans	44
Availability of the Portfolios	19	Effects of Policy Loans	45
Your Right to Vote Portfolio Shares	19	Policy Lapse and Reinstatement	46
The Policy	20	Lapse	46
Purchasing a Policy	20	Reinstatement	47
Tax-Free ‘Section 1035’ Exchanges	20	Federal Tax Considerations	47
When Insurance Coverage Takes Effect	20	Tax Status of the Policy	48
Canceling a Policy (Right-to-Examine Period)	21	Tax Treatment of Policy Benefits	48
State Variations	22	Additional Information	52
Other Policies	22	Distribution of the Policies	52
Ownership Rights	22	Legal Proceedings	53
Modifying the Policy	23	Financial Statements	53
Policy Termination	23	Table of Contents for the SAI	55
Premiums	23	Glossary	56
Premium Flexibility	23	Appendix A - Guaranteed Maximum Cost of Insurance
Minimum Premiums	25	Rates	A-1
Allocating Premiums	25	Appendix B - Monthly Underwriting and Sales Expense
Your Contract Values	26	Charges	B-1
Subaccount Value	26	Appendix C – Table of Surrender Charge Factors.	C-1
Subaccount Unit Value	27
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Policy Benefits/Risks Summary

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     This summary provides only a brief overview of the more important benefits and risks of the Policy. You may obtain more detailed information about the Policy later in this prospectus and in the Statement of Additional Information (“SAI”). For your convenience, we have provided a Glossary at the end of the prospectus that defines certain words and phrases used in the prospectus.

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Policy Benefits

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Your Policy in General

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  Tax-Deferred Accumulation. This Policy is an individual flexible premium variable life insurance policy. The Policy offers lifetime insurance protection, with a death benefit payable if the insured dies while the Policy is in effect. The Policy gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred cash value accumulation. The Policy’s Contract Value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges we deduct, the interest we credit to any money you place in the fixed account, and the effects of any Policy transactions (such as transfers, loans and partial surrenders) on your Contract Value.
  Long-Term Savings Vehicle. The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for you. However, purchasing this Policy involves certain risks. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should consider the Policy in conjunction with other insurance you own. The Policy is not suitable as a short-term savings vehicle. There may be adverse consequences if you decide to surrender your Policy early; you may be required to pay a surrender charge that applies during the first nine years of the Policy and the first nine years after each increase in face amount.
  Personalized Illustrations. You may request personalized illustrations from your agent in connection with the purchase of this Policy that reflect your own particular circumstances. These hypothetical illustrations, which are provided to you without charge, may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy.  They will also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.
  Fixed Account. You may place money in the fixed account where we guarantee that it will earn interest at an annual rate of at least 2.5%. We may declare higher rates of interest, but are not obligated to do so. Money you place in the fixed account will be reduced by applicable Policy fees and charges. The fixed account is part of our general account.
  Separate Account. You may allocate premium(s) and Contract Value to one or more subaccounts of the variable account. Each subaccount invests exclusively in one of the portfolios listed on the cover of this prospectus. Investment returns from amounts allocated to the subaccounts will vary each day with the investment experience of these subaccounts. Investment returns may be negative and will be reduced by applicable Policy fees and charges. You bear the risk that the Contract Value of your Policy will decline as a result of the unfavorable investment performance of the subaccounts you have chosen.
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Premium Flexibility

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  Flexible Premiums. You can select a premium plan. Within certain limits specified in your Policy, you can vary the frequency and amount of premiums. You may be able to skip premium payments under certain circumstances. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum premium. After you pay an initial premium, you can pay subsequent premiums (minimum $25) at any time. You may also choose to have premiums deducted directly from your bank account.
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  Minimum Premiums. Paying the minimum premiums for the Policy may reduce your risk of lapse, but will not necessarily keep your Policy in force. It is likely that additional premiums will be necessary to keep the Policy in force until maturity.
  Right-to-Examine Period. You may cancel a Policy during the “right-to-examine period” by returning it with a signed request for cancellation to our Home Office. If you decide to cancel the Policy during the right-to- examine period, we will refund an amount equal to the greater of the sum of all premiums paid for the Policy or the Contract Value at the end of the Valuation Date on which we receive the returned Policy at our Home Office.

Death Benefit

As long as the Policy remains in force, we will pay a death benefit payment to the beneficiary upon the death of the insured.
You may choose one of two death benefit options under the Policy. If you do not choose a death benefit option, then the selection will automatically default to Option B.
Option A is a variable death benefit through attained age 99 that is the greater of:
o	the face amount of your Policy plus the Contract Value on the date of the insured’s death; or
o	the Contract Value on the date of the insured’s death multiplied by the applicable death benefit percentage.
Option B is a level death benefit through attained age 99 that is the greater of:
o	the face amount of your Policy on the date of the insured’s death; or
o	the Contract Value on the date of the insured’s death multiplied by the applicable death benefit percentage.
For attained ages 100 though 120, the death benefit equals the Contract Value.
Any death benefit will be increased by any additional insurance benefits that are payable under the terms of any riders you added to the Policy, and will be reduced by the amount of any outstanding loan amount (and any interest you owe) and any due and unpaid monthly deductions.
Change in Death Benefit Option and Face Amount. After the first Policy year, you may change the death benefit option or increase or decrease the face amount once each Policy year if you send us a signed request for a Policy change and, in certain instances, the insured provides evidence of insurability satisfactory to us (but you may not change both the death benefit option and face amount during the same Policy year, unless done simultaneously).

Full and Partial Surrenders

Full Surrender. At any time while the Policy is in force, you may submit a written request to fully surrender your Policy and receive the Cash Surrender Value (that is, the Contract Value, minus the applicable surrender charge, minus any monthly deductions due and payable, and minus any outstanding loan amount and any interest you owe). A surrender may have tax consequences.
Partial Surrenders. After the first Policy year, you may submit a written request to withdraw part of the Cash Surrender Value, subject to the following rules. Partial surrenders may have tax consequences.
You may make only one partial surrender each calendar quarter.
You must request at least $500.
You may not request more than 75% of the Cash Surrender Value.
For each partial surrender, we deduct a processing fee equal to the lesser of $25 or 2% of the partial surrender from the subaccounts and the fixed account on a pro-rata basis, or on a different basis if you so request.
The subaccounts and fixed account will be reduced by the amount of the partial surrender on a pro-rata basis, or on a different basis if you so request.

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  If you select a level death benefit (Option B), the face amount will be reduced by the amount of the partial surrender (but not by the processing fee).

Transfers

  Each Policy year, you may make an unlimited number of transfers from and among the subaccounts and one transfer from the fixed account.
  Transfers from subaccounts must be a minimum of $250, or the total value in the subaccount if less.
  Transfers from the fixed account may not be for more than 25% of the value in the fixed account. If the balance in the fixed account after the transfer is less than $250, then the entire balance will be transferred.
  We charge $25 for the 13th and each additional transfer during a Policy year.

Loans

  You may take a loan against the Policy for amounts up to the Cash Surrender Value, minus the loan interest you would have to pay by the next Policy anniversary, and minus three monthly deductions, or the number of monthly deductions due before the next Policy anniversary, if fewer.
  The loan amount requested must be at least $250, unless otherwise required by state law.
  Amounts in the loan account earn interest at the guaranteed minimum rate of 2.5% per year.
  For Policy years 1 through 15, we will charge you loan interest at a rate of 4.5%, compounded annually. For Policy years 16 and beyond, we will charge you loan interest at a rate of 2.5%, compounded annually. These rates may change at our discretion, but are guaranteed not to exceed 6.5%.
  You may repay all or part of your outstanding loans at any time. Loan repayments must be at least $25, or the amount of the loan if less, and must be clearly marked as “loan repayment” or they will be credited as premiums.
  We deduct any unpaid loans, plus any interest you owe, from the Contract Value to determine the Cash Surrender Value (and from the Death Benefit on the insured’s death).
  A loan may have adverse tax consequences.
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Policy Risks

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Risk of Poor Investment Performance

     If you invest your Contract Value in one or more subaccounts, you will be subject to the risk that investment performance will be unfavorable and that your Contract Value will decrease. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums. In addition, we deduct Policy fees and charges from your Contract Value, which can significantly reduce your Contract Value. During times of declining investment performance, the deduction for monthly charges based on the Risk Insurance Amount could accelerate and further reduce your Contract Value.

     If you allocate premiums and Contract Value to the fixed account, we will credit your Contract Value in the fixed account with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 2.5% .

Risks of Market Timing and Disruptive Trading

     This Policy and the underlying portfolios are not designed for market timers. However, there is no assurance that we will be able to identify and prevent all market timing and other forms of disruptive trading in the Policy and the underlying portfolios. For a discussion of our policies and procedures on market timing and of the potential costs and risks to you that can result if market timing or disruptive trading occurs in the underlying portfolios, see the “Policy and Procedures Regarding Disruptive Trading and Market Timing” section.

Risk of Lapse

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     Paying the minimum premium is one way to reduce the risk that your Policy will lapse without value. You greatly increase the risk of your Policy lapsing if you do not regularly pay premiums at least as large as the

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current minimum premium. However, paying the minimum premiums for the Policy will not necessarily keep your Policy in force.

     You also increase the risk that your Policy will lapse if you take out a loan, take partial surrenders or increase the face amount of your Policy. These activities, any increase in the current charges, or any unfavorable investment returns will significantly increase the risk of your Policy lapsing. It is likely that additional premiums will be necessary to keep your Policy in force until maturity.

     For a full discussion on the conditions that will cause the Policy to enter the grace period and the Grace Premium Test, please see the “Policy Lapse and Reinstatement – Lapse” section of this prospectus.

     Whenever your Policy enters the 61-day grace period, you must make a payment before the grace period ends that is large enough to keep your Policy in force. Market performance alone will not be deemed to constitute a sufficient payment. If you do not make a large enough payment before the end of the grace period, your Policy will terminate without value, insurance coverage will no longer be in force, and you will receive no benefits. A Policy lapse may have adverse tax consequences.

Tax Risks

     A Policy must satisfy certain requirements in the Tax Code in order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law. There is limited guidance as to how these requirements are to be applied. Nevertheless, we believe that a Policy issued on a standard premium class basis should satisfy the applicable Tax Code requirements. There is, however, some uncertainty about the application of Tax Code requirements to a Policy issued on a special premium class basis particularly if the full amount of premiums permitted under the Policy is paid.

     Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract (“MEC”) under federal tax laws. In addition, any Section 1035 Exchange coming from a policy that is a MEC makes the new Policy a MEC. If a Policy is treated as a MEC, then partial surrenders and loans under a Policy will be taxable as ordinary income, to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on the taxable portion of partial surrenders and loans taken before you reach age 59½. There may be tax consequences to distributions from Policies that are not MECs. However, the 10% penalty tax will not apply to distributions from Policies that are not MECs. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, the tax consequences associated with Policy loans from this Policy are less clear because the difference between the interest rate we charge on Policy loans and the rate we credit to the loan account results in a net cost to you that could be viewed as negligible and, as a result, it is possible that such a loan could be treated as, in substance, a taxable distribution. You should consult a qualified tax adviser about such loans.

     The federal tax laws are unclear in a variety of areas. You should review the “Federal Tax Considerations” section of this prospectus carefully, especially if you are purchasing this Policy with the intention of taking Policy loans or partial surrenders at any time in the future, and/or you intend to keep the Policy in force after the insured reaches attained age 100. You should consult a qualified tax adviser for assistance in all tax matters involving your Policy.

Limits on Partial Surrenders

     The Policy permits you to take only one partial surrender in any calendar quarter, and only after the first Policy year has been completed. The amount you may withdraw is limited to 75% of the Cash Surrender Value. You may not withdraw less than $500. If 75% of the Cash Surrender Value is less than $500, then a partial surrender is not available.

     A partial surrender reduces the Cash Surrender Value and Contract Value and will increase the risk that the Policy will lapse. A partial surrender also may have tax consequences.

     In addition, a partial surrender will reduce the death benefit. If you select a level death benefit (Option B), a partial surrender will permanently reduce the face amount by the amount of the partial surrender (not

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including the processing fee). If a variable death benefit (Option A) is in effect when you make a partial surrender, the face amount will remain the same but the death benefit will be reduced by the amount that the Contract Value is reduced.

Loan Risks

     A Policy loan, whether or not repaid, will affect Contract Value over time because we subtract the amount of the loan from the subaccounts and fixed account and place this amount into the loan account as collateral. We credit a fixed interest rate of 2.5% per year to the loan account. For Policy years 1 through 15, we will charge you loan interest at a rate of 4.5%, compounded annually. For Policy years 16 and beyond, we will charge you loan interest at a rate of 2.5%, compounded annually. These rates may change at our discretion, but are guaranteed not to exceed 6.5% . As a result, the loan collateral does not participate in the investment results of the subaccounts, nor does it receive as high an interest rate as amounts allocated to the fixed account. The longer the loan is outstanding, the greater the effect on Contract Value is likely to be. Depending on the investment results of the subaccounts and the interest rates charged against the loan and credited to the fixed account, the effect could be favorable or unfavorable.

     A Policy loan affects the death benefit because a loan reduces the Death Benefit Amount Payable by the amount of the outstanding loan plus any interest you owe on Policy loans.

     A Policy loan will increase the risk that the Policy will lapse. There is a risk that if the loan amount, together with poor investment performance and payment of monthly insurance charges, reduces your Cash Surrender Value (or Contract Value, in certain circumstances) to an amount that is not large enough to pay the monthly deduction when due, then the Policy will enter the 61-day grace period, and possibly lapse. Adverse tax consequences could result. In addition, the tax consequences of loans are uncertain. You should consult a qualified tax adviser about such loans.

Increase in Current Fees and Expenses

     Certain fees and expenses are currently assessed at less than their maximum levels. We may increase these current charges in the future up to the guaranteed maximum levels. If fees and expenses are increased, you may need to increase the amount and/or frequency of premiums you pay to keep the Policy in force.

Effects of Surrender Charges

     There are significant surrender charges under this Policy during the first nine Policy years and during the nine years after any elected increase in face amount. It is likely that you will receive no Cash Surrender Value if you surrender your Policy in the early Policy years. You should purchase this Policy only if you have the financial ability to keep it in force at the initial face amount for a substantial period of time.

     Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse. The Cash Surrender Value is one measure we use to determine whether your Policy will enter a grace period and possibly lapse.

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Portfolio Risks

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     A comprehensive discussion of the risks of each portfolio may be found in each portfolio’s prospectus. Please refer to the prospectuses for the portfolios for more information.

     There is no assurance that any of the portfolios will achieve its stated investment objective.

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Fee Table

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     The following tables describe the fees and charges that you will pay when buying and owning the Policy.1 If the amount of a charge depends on the personal characteristics of the insured , then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of a representative insured with the characteristics listed below. These charges may not be typical of the charges you will pay since the insured under the Policy may not be of the same age, gender, and risk class as the representative insured. Other fees or charges are not dependent on the insured’s personal characteristics but rather are based on either (a) decisions or choices made by the Policy owner, or (b) the Policy itself where the fees or charges apply to all Policy owners.

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     The first table describes the fees and charges that you will pay when you pay premiums, fully surrender the Policy, partially surrender the Policy, transfer cash value among the subaccounts and the fixed account, increase the face amount of the Policy, request an additional annual report, or make a claim under the Accelerated Benefit Rider for Terminal Illness.

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Transaction Fees
		Amount Deducted[2]
		Guaranteed
Charge	When Charge is Deducted	Maximum Charge	Current Charge
Premium Expense Charge	Upon payment of each	7% in	7%
(As a percentage of premiums paid)	premium	all years	; 3% in years
			11+
Partial Surrender Processing Fee	Upon partial surrender	2.0%	2.0%
(As a percentage of the amount withdrawn,
not to exceed $25.00)

Surrender Charge[3]	Upon full surrender of the
(Per $1,000 of face amount on issue date	Policy during first 9 Policy
and on the face amount of any increase.)	years, or within 9 years
	following any increase in
	face amount
Minimum Charge in Policy Year 1[4]		$3.00	$3.00

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[1]	The actual charges assessed under the Policy may be somewhat higher or lower than the charges shown in the fee table because fee table charges have been rounded off in accordance with SEC regulations.
[2]	We may use rates lower than the guaranteed maximum charge. Current charges are the fees and rates currently in effect. Any change in current charges will be prospective only and will not exceed the guaranteed maximum charge.
[3]	The surrender charge is equal to (a) + (b), where (a) is the surrender charge for the face amount on the issue date; and (b) is the surrender charge for each increase in face amount. To calculate the surrender charge for the face amount on the issue date: (i) locate the appropriate surrender charge factor from a table in Appendix B of this prospectus, or the “Surrender Charge Factors” table in your Policy, for the insured’s issue age and the number of complete years that have elapsed since your Policy was issued, then (ii) multiply this factor by the face amount on the issue date and divide the result by 1,000. To calculate the surrender charge for increases in face amount that are issued with the same premium class as that shown on your Policy specifications page: (i) locate the appropriate surrender charge factor from a table in Appendix B of this prospectus, or the “Surrender Charge Factors” table in your Policy, for the insured’s attained age at the time of increase and the number of complete years that have elapsed since the increase, then (ii) multiply this factor by the amount of the increase in face amount and divide the result by 1,000. For increases in face amount that are issued with a premium class different from that shown on your Policy specifications page, the same process is followed, but a different table from the “Surrender Charge Factors” table in your Policy may apply; see Appendix B of this prospectus for an exhaustive list of surrender charge factor tables. The applicable surrender charge factor varies by issue age, gender, nicotine use, underwriting class, and number of full Policy years since the issue date. The surrender charges shown in the table may not be typical of the charges you will pay. You can obtain more detailed information about the surrender charges that apply to your Policy by contacting your agent and by referring to the Appendix B— Table of Surrender Charge Factors in this prospectus.
[4]	This minimum charge is based on a female insured age 0 at issue.

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Transaction Fees
		Amount Deducted[2]
		Guaranteed
Charge	When Charge is Deducted	Maximum Charge	Current Charge
Maximum Charge in Policy Year 1[5]		$44.40	$44.40

Charge for a Policy issued to a		$9.59	$9.59
male at age 34, during Policy Year 1
Transfer Charge	Upon transfer	$25	First 12 transfers in a
			Policy year are free,
			$25 for each subsequent
			transfer
Additional Annual Report Fee	Upon request for additional	$25	$0
	annual report
Optional Riders with Transaction Fees:
Accelerated Benefit Rider for Terminal	When a benefit is paid under	$250 plus the actuarial	$150 plus the actuarial
Illness[6]	this rider	discount	discount

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     The table below describes the fees and charges that you will pay periodically during the time you own the Policy, not including portfolio fees and expenses. Portfolio fees and expenses are additional daily charges that you will pay and they are shown in the table following this one.

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Periodic Charges Other Than Portfolio Operating Expenses
Amount Deducted[2]
Guaranteed Maximum
Charge	When Charge is Deducted	Charge	Current Charge
Monthly Administration Charge	Monthly on the issue date	$12.00	$12.00 , up to
	and on each monthly due date		attained age 100
Cost of Insurance[7] for the Base Policy	Monthly on the issue date	Per $1,000 of Risk	Per $1,000 of Risk
(No Special Premium Class Charge or	and on each monthly due	Insurance Amount[10]	Insurance Amount
Extra Ratings 8 )	date[9]

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[5]	This maximum charge is based on a male insured for a Policy that is issued at age 68.
[6]	The administrative charge for this rider varies by state. It is guaranteed to equal $150 in Texas and $0 in Mississippi and Nebraska, and will not exceed $250 in the other states. In addition to the administrative charge, we reduce the single sum benefit at the time of payment by an actuarial discount to compensate us for lost income due to the early payment of the death benefit. The actuarial discount may be significant, depending on the death benefit amount being accelerated and the Moody's Corporate Bond Yield Averages Rate.
The amount of the administrative fee and the actuarial discount will be communicated to the Policy owner, who may accept or refuse the offer to accelerate the benefit.
[7]	Cost of insurance charges are based on the insured’s issue age, gender, premium class, the Risk Insurance Amount, the number of months since the issue date, and the amount of the face amount. The cost of insurance rate you pay increases annually with the age of the insured. We currently charge higher cost of insurance rates for Policies with a face amount of less than $150,000. If you reduce your face amount below $150,000 at any time, then the higher rates will apply in most cases. The cost of insurance charges shown in the table may not be representative of the charges you will pay. Your Policy will indicate the guaranteed maximum cost of insurance charge applicable to your Policy. You can obtain more information about your cost of insurance charges by contacting your agent.
[8]	Table rating factor charges and extra ratings are additional charges assessed on policies insuring individuals considered to have higher mortality risks based on our underwriting standards and guidelines.
[9]	The cost of insurance charge is assessed until the insured attains age 100.
[10]	The Risk Insurance Amount, on the monthly due date, equals the adjusted death benefit, minus the adjusted Contract Value on that date. The adjusted death benefit and the adjusted Contract Value are determined by using the Contract Value on the respective monthly due date and deducting all applicable charges and fees, except the cost of insurance charge.
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Periodic Charges Other Than Portfolio Operating Expenses
		Amount Deducted[2]
		Guaranteed Maximum
Charge	When Charge is Deducted	Charge	Current Charge
- Minimum Charge[11]		$0.02	$0.01
- Maximum Charge[12]		$37.12	$37.12
- Charge for a Policy insuring a male,		$0.11	$0.06
issue age 34, in the standard non-
nicotine premium class, in Policy
year 5 with a Face Amount less than
$150,000
Table Rating Factor Charge[13]	Monthly on the issue date
	and on each monthly due date
- Minimum Charge		1	1
- Maximum Charge		5	5
- Charge for an insured in a preferred		1	1
or standard premium class (not in a
Special Premium Class)
Flat Extra Charge[14]	Monthly on the issue date
(Per $1,000 of Risk Insurance Amount)	and on each monthly due date

- Minimum Charge		$0	$0
- Maximum Charge		$1.25	$15
- Charge for an insured in a standard		$0	$0
premium class

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11 The minimum charge is based on a female insured, issue age 3, in the juvenile underwriting class.

12 This maximum charge is based on a male insured, at attained age 99, in the nicotine underwriting class, who does not have a table rating factor charge. This maximum charge will be higher for a Policy with a table rating factor charge or a flat extra charge.

13 If the insured is in a special premium class, the cost of insurance charge will be the base rate times the table rating factor charge shown on the Policy specifications page. The table rating factor charge shown in the table may not be representative of the charges you will pay. If the table rating factor charge applies to your Policy, the factor will be shown on the Policy specifications page. You can obtain more information about this charge by contacting your agent.

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14 A flat extra charge is assessed on Policies insuring individuals considered to have higher mortality risks according to our underwriting standards and guidelines. Flat extra charges usually apply to insureds in hazardous occupations, to insureds who participate in hazardous avocations, such as aviation, and to insureds with certain physical impairments. The flat extra charge can range from $1 to $15 annually per $1,000 of Risk Insurance Amount, but the amount of the charge is determined and fixed for any particular Policy unless additional underwriting is performed to reduce or remove the flat extra charge. Any flat extra charge will be shown on the Policy specifications page. If no flat extra charge duration is shown in the Policy specifications page, the flat extra charge applies in all years until the insured’s attained age of 100. The flat extra charge shown in the table may not be representative of the charges you will pay. You can obtain more information about this charge by contacting your agent.

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Periodic Charges Other Than Portfolio Operating Expenses
		Amount Deducted[2]
		Guaranteed Maximum
Charge	When Charge is Deducted	Charge	Current Charge
Monthly Underwriting and Sales	Monthly on issue date and on
Expense Charge[15] 16	each monthly due date during
(Per $1,000 of original face amount and any	first 5 Policy years or within
face amount increase)	5 years after any increase in
	face amount
Minimum Charge[17]		$0.07	$0.06
Maximum Charge[18]		$2.21	$2.21
Charge for a Policy issued to a male at		$0.25	$0.18
age 34, in a non-nicotine standard class,
during the first year, owner of a
qualifying Farmers policy
Mortality and Expense Risk Charge	Daily	0.60%	0.30%
(As an annualized percentage of daily net
assets in each subaccount)
Loan Interest Spread[19]	At the end of each Policy	4.0%	2.0%
	year
Optional Riders with Periodic Charges[20] :
Accidental Death Benefit Rider[20]	Monthly on the issue date
(Per $1,000 of rider face amount)	and on each monthly due date
Minimum Charge[21]		$0.08	$0.04
Maximum Charge[22]		$0.56	$0.51

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15 The monthly underwriting and sales expense charge is a flat charge that is assessed during the first 5 Policy years after issue or after an increase in face amount. The charge is set based on the insured’s age at issue or when the face amount is increased; the rate of the charge will increase with the insured’s age. The monthly underwriting and sales expense charge shown in the table may not be representative of the charges you will pay. You can obtain more information about this charge by contacting your agent.

16 We will provide a discount of up to 20% on the base monthly underwriting and sales expense charge if a "qualifying" policy is in force, applied for, or pending when we receive your Policy application. Qualifying policies currently include those where the Policy owner, the payor of the Policy or the primary insured on the Policy is an active driver on a Farmers auto policy, or is one of the named insureds under a Farmers homeowner’s or renter's policy, or owns another life insurance policy issued by us. We refer to this discount as the Monthly Underwriting and Sales Expense Charge discount, or “MUSEC discount.” We may also provide the MUSEC discount prospectively if, after issue, you purchase a qualifying policy, subject to state restrictions. The size of the qualifying policy does not affect the amount of the discount.

17 This minimum charge is based on a female insured that is 0 at issue, assuming no subsequent increases in face amount.

18 This maximum charge is based on a male insured at age 80.

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19 The loan interest spread is the difference between the amount of interest we charge you for a loan (rate not to exceed 6.5%, compounded annually, guaranteed maximum) and the amount of interest we credit to the amount in your loan account (2.5% annually, guaranteed minimum). The maximum loan interest spread is 4% annually of the loan amount. The current loan interest spread is 2.0% annually of the loan amount in Policy years 1 through 15, and 0% in Policy years 16 and over.

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20 Charges for the accidental death benefit rider, the monthly disability benefit rider, and waiver of deduction rider vary with the age of the insured. The rider charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about these rider charges by contacting your agent. 21 The minimum charge is based on a female insured at attained age 11.

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Periodic Charges Other Than Portfolio Operating Expenses
		Amount Deducted[2]
		Guaranteed Maximum
Charge	When Charge is Deducted	Charge	Current Charge
Charge for an insured at attained		$0.08	$0.06
age 31
Monthly Disability Benefit Rider[20] 23	Monthly on issue date and on
(Per $100 of monthly benefit)	each monthly due date
Minimum Charge[24]		$6	$4
Maximum Charge[25]		$62	$45
Charge at the insured’s attained		$7	$4.5
age 35
Waiver of Deduction Rider[20] 23	Monthly on the issue date
(As a percentage of all other monthly	and on each monthly due date
charges)
Minimum Charge[24]		6%	4%
Maximum Charge[25]		60%	45%
Charge at the insured’s attained		7%	4.5%
age 33
Children’s Term Insurance Rider	Monthly on issue date and on	$0.87	$0.78
(Per $1,000 of rider amount)	each monthly due date

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     The following table shows the range of portfolio fees and expenses for the fiscal year ended December 31, 2007. Expenses of the portfolios may be higher or lower in the future. You can obtain more detailed information concerning each portfolio’s fees and expenses in the prospectus for each portfolio.

Range of Annual Operating Expenses for the Portfolios During 20071

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are
deducted from portfolio assets, including management fees, 12b-1 fees, and	[____]%	[___]%
other expenses)
Net Total Annual Portfolio Operating Expenses After Reimbursements
and Waivers (total of all expenses that are deducted from portfolio assets,
including management fees, 12b-1 fees, and other expenses— after any	[____]%	[____]%
contractual waivers or reimbursements of fees and expenses) [2]

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22 The maximum charge is based on a male insured at attained age 69 whose occupation and/or avocations at issue lead us to believe the insured’s risk of accidental death is roughly triple that of a representative insured.

23 The monthly disability benefit rider charge and the waiver of deduction rider charge are dependent on the insured’s attained age and generally increase as the insured ages. The rider charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about these rider charges by contacting your agent.

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24 The minimum charge is for an insured at attained age 21.

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25 The maximum charge is for an insured at attained age 56 or older whose medical condition, occupation or avocations at issue lead us to believe the insured’s risk of disability is roughly triple that of a representative insured.

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[1]	The portfolio expenses used to prepare this table were provided to Farmers by the fund(s). Farmers has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2007. Current or future expenses may be greater or less than those shown.
[2]	The range of Net Total Annual Portfolio Operating Expenses After Reimbursements and Waivers takes into account contractual arrangements for certain funds that require the fund’s investment adviser to reimburse or waive fund expenses above a certain threshold for a limited period of time ending no earlier than April 30, 2009. For more information about these arrangements, consult the prospectuses for the funds.
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     The next table shows the fees and expenses charged by each portfolio for the fiscal year ended December 31, 2007.

Annual Portfolio Operating Expenses (expenses that are deducted from portfolio assets as a percentage of average daily net assets in the portfolios as of December 31, 2007):

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Contractual
Waiver
				Gross	or	Net
				Total	Expense	Total
	Management	12b-1	Other	Annual	Reimburse-	Annual
Portfolio	Fees	Fees [1]	Expenses	Expenses	ment	Expenses
Dreyfus Variable Investment Fund (Service Class Shares)
Developing Leaders Portfolio
Quality Bond Portfolio

The Dreyfus Socially Responsible Growth Fund, Inc. (Service Class Shares)

DWS Variable Series I (Class A Shares)
DWS Bond VIP
DWS Global Opportunities VIP
DWS Growth & Income VIP
DWS International VIP

DWS Variable Series II (Class A Shares)
DWS Dreman High Return Equity VIP
DWS Government & Agency Securities VIP
DWS High Income VIP
DWS Money Market VIP
DWS Small Cap Growth VIP

Fidelity Variable Insurance Products (“VIP”) Funds (Service Class Shares)
Fidelity VIP Growth Portfolio
Fidelity VIP Index 500 Portfolio
Fidelity VIP Mid-Cap Portfolio

Franklin Templeton Variable Insurance Products Trust (Class 2 Shares)
Franklin Small-Mid Cap Growth Securities Fund
Franklin Small Cap Value Securities Fund
Templeton Developing Markets Securities Fund
Templeton Global Asset Allocation Fund

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Contractual
Waiver
				Gross	or	Net
				Total	Expense	Total
	Management	12b-1	Other	Annual	Reimburse-	Annual
Portfolio	Fees	Fees [1]	Expenses	Expenses	ment	Expenses
Goldman Sachs Variable Insurance Trust (Institutional Class Shares)
Goldman Sachs Capital Growth Fund
Goldman Sachs Structured Small Cap Equity Fund

Janus Aspen Series
Janus Aspen Balanced Portfolio (Service Shares)
Janus Aspen Forty Portfolio (Institutional Shares)
Janus Aspen Mid Cap Growth Portfolio (Service Shares)

PIMCO Variable Insurance Trust (Administrative Class Shares)
PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-Hedged)
PIMCO VIT Low Duration Bond Portfolio

Principal Variable Contracts Fund, Inc. (“PVC”)
PVC Equity Income Account 1
PVC Mid Cap Stock Account
PVC Small Cap Growth Account
PVC West Coast Equity Account

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Total
				Gross	Contractual	Net	Under-	Annual
				SAM	Fee Waiver	SAM	lying	Fund of
				Portfolio	or Expense	Portfolio	Fund	Funds
Name of Fund of	Manage-	12b-1	Other	Fees and	Reimburse-	Fees and	Fees and	Operating
Funds	ment Fees	Fees[1]	Expenses	Expenses	ment	Expenses	Expenses	Expenses
Fidelity VIP Freedom Funds (Service Class 2 Shares)
Fidelity VIP Freedom 2005 Portfolio
Fidelity VIP Freedom 2010 Portfolio
Fidelity VIP Freedom 2015 Portfolio
Fidelity VIP Freedom 2020 Portfolio
Fidelity VIP Freedom 2025 Portfolio
Fidelity VIP Freedom 2030 Portfolio
Fidelity Freedom Income Portfolio

Fidelity VIP FundsManager Portfolios (Service Class 2 Shares)
Fidelity VIP FundsManager 20%

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Total
				Gross	Contractual	Net	Under-	Annual
				SAM	Fee Waiver	SAM	lying	Fund of
				Portfolio	or Expense	Portfolio	Fund	Funds
Name of Fund of	Manage-	12b-1	Other	Fees and	Reimburse-	Fees and	Fees and	Operating
Funds	ment Fees	Fees[1]	Expenses	Expenses	ment	Expenses	Expenses	Expenses
Portfolio
Fidelity VIP FundsManager 50% Portfolio
Fidelity VIP FundsManager 70% Portfolio
Fidelity VIP FundsManager 85% Portfolio

Principal Variable Contracts Fund, Inc. (“PVC”) (Class 2 Shares) Strategic Asset Management (SAM) Portfolios10, [12]
PVC SAM Balanced Portfolio
PVC SAM Conservative Balanced Portfolio
PVC SAM Conservative Growth Portfolio
PVC SAM Flexible Income Portfolio
PVC SAM Strategic Growth Portfolio

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[1]	The 12b-1 distribution plan is described in the portfolios’ prospectus and/or statement of additional information. Because the 12b-1 fees are paid out of portfolio assets on an on-going basis, over time these fees will increase the cost of an investment, and may cost more than paying other types of sales charges.

Redemption Fees

     A portfolio may assess a redemption fee of up to 2% on subaccount assets that are redeemed out of the portfolio in connection with a partial surrender or transfer. Each portfolio determines the amount of the redemption fee and when the fee is imposed. The redemption fee will reduce your Contract Value. For more information, see the portfolio prospectus. [Farmers verifying whether Fidelity imposes redemption fees; if so, then include more specific disclosure of such fees.]

Distribution Costs

     For information concerning the compensation paid for the sale of the Policies, see the “Additional Information – Distribution of the Policies” section.

Personalized Illustrations

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     Your Policy can lapse before maturity, depending on the premiums you pay and the investment results of the subaccounts in which you invest your Contract Value. Your agent can provide you, free of charge, with personalized illustrations that can show how many years your Policy would stay in force under various premium and hypothetical investment scenarios. You should request personalized illustrations from your agent to help you decide what level of premium payments to pay in your particular circumstances.

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Farmers New World Life Insurance Company and the Fixed Account

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Farmers New World Life Insurance Company

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     Farmers New World Life Insurance Company (“Farmers”) is located at 3003 - 77th Avenue, S.E., Mercer Island, Washington 98040. We are obligated to pay all amounts promised under the Policy.

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The Fixed Account

     You may allocate some or all of your premium payments and transfer some or all of your Contract Value to the fixed account. The fixed account offers a guarantee of principal accumulating at a specified rate of interest that will be reduced by deductions for fees and expenses. The fixed account is part of Farmers’ general account. We use our general assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. Subject to applicable law, Farmers has sole discretion over investment of the fixed account’s assets. Farmers bears the full investment risk for all amounts contributed to the fixed account. Farmers guarantees that the amounts allocated to the fixed account will be credited interest daily at an annual net effective interest rate of at least 2.5% . We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. All assets in the general account are subject to our general liabilities from business operations.

     Money you place in the fixed account will earn interest that is compounded annually and accrues daily at the current interest rate in effect at the time of your allocation. We intend to credit the fixed account with interest at current rates in excess of the minimum guaranteed rate of 2.5%, but we are not obligated to do so. We have no specific formula for determining current interest rates.

     The fixed account value will not share in the investment performance of our general account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the fixed account will be credited with different current interest rates. You assume the risk that interest credited to amounts in the fixed account may not exceed the minimum 2.5% guaranteed rate.

     We reserve the right to change the method of crediting interest from time to time, provided that such changes do not reduce the guaranteed rate of interest below 2.5% per year or shorten the period for which the interest rate applies to less than one year (except for the year in which such amount is received or transferred).

     We currently allocate amounts from the fixed account for partial surrenders, transfers to the subaccounts, or charges for the monthly deduction on a last in, first out basis (“LIFO”) for the purpose of crediting interest.

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     The fixed account is not registered with the Securities and Exchange Commission (“SEC”). The disclosures included in this prospectus about the fixed account are for your information and have not been reviewed by the staff of the SEC. However, fixed account disclosure is subject to general applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus.

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The Variable Account and the Portfolios

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The Variable Account

     Farmers established the variable account as a separate investment account under the law of the State of Washington on April 6, 1999. Farmers owns the assets in the variable account. Farmers may use the variable account to support other variable life insurance policies Farmers issues. The variable account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) and qualifies as a “separate account” within the meaning of the federal securities laws.

     The variable account is divided into subaccounts, each of which invests in shares of one portfolio of a fund.

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     Income, gains, and losses credited to, or charged against, a subaccount of the variable account reflect the subaccount’s own investment experience and not the investment experience of our other assets. The variable account’s assets may not be used to pay any of our liabilities other than those arising from the Policies and from other variable life insurance policies supported by the variable account . If the variable account’s assets exceed the required reserves and other liabilities, we may transfer to our general account the excess related to seed capital, as well as fees and charges to which we are entitled under the Policy .

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     Changes to the Variable Account. We reserve the right in our sole discretion, and subject to applicable law, to add, close, remove, or combine one or more subaccounts, combine the variable account with one or more other separate accounts, or operate the variable account as a different kind of investment company. Subject to obtaining any approvals or consents required by law, the assets of one or more subaccounts may also be transferred to any other subaccount if, in our sole discretion, conditions warrant. In addition, we reserve the right to modify the provisions of the Policy to reflect changes to the subaccounts and the variable account and to comply with applicable law. Some of these future changes may be the result of changes in applicable laws or interpretation of the law.

The Portfolios

     Each subaccount of the variable account invests exclusively in shares of a designated portfolio of a fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio. Each fund available under the Policy is registered with the SEC under the 1940 Act as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the funds by the SEC.

     The assets of each portfolio are separate from the assets of any other portfolio, and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the income or losses of one portfolio has no effect on the investment performance of any other portfolio.

     Each of the portfolios is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of the investments of the portfolio. These investments must be consistent with the investment objective, policies and restrictions of that portfolio.

     Some of the portfolios have been established by investment advisers that manage retail mutual funds sold directly to the public having similar names and investment objectives to the portfolios available under the Policy. While some of the portfolios may be similar to, and may in fact be modeled after, publicly traded mutual funds, you should understand that the portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named portfolio may differ substantially from the portfolios available through this Policy.

     An investment in a subaccount, or in any portfolio, including the DWS Money Market VIP, is not insured or guaranteed by the U.S. Government and there can be no assurance that the DWS Money Market VIP will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to insurance charges, the yields on the money market subaccount may become extremely low and possibly negative.

Investment Objectives of the Portfolios

     The following table summarizes each portfolio’s investment objective(s) and policies. There is no assurance that any of the portfolios will achieve its stated objective(s). You can find more detailed information about the portfolios, including a description of the risks, conditions of investing, and fees and expenses of each portfolio in the prospectuses for the portfolios that are attached to this prospectus. You should read the prospectuses for the portfolios carefully.

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Portfolio	Investment Objective and Investment Adviser

     In addition to the variable account, the funds may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies as well as to qualified plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the funds simultaneously. Although neither Farmers nor the mutual funds currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each fund’s Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of such variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

     If a fund’s Board of Directors (or Trustees) were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Farmers will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

     Please read the attached prospectuses for the portfolios to obtain more complete information regarding the portfolios.

Selection of the Portfolios

     The portfolios offered through the Policies are selected by Farmers, and Farmers may consider various factors, including, but not limited to asset class coverage, the strength of the investment adviser’s (and/or subadviser’s) reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. We also consider whether the portfolio or one of its service providers (e.g., the investment adviser) will make payments to us in connection with certain administrative, marketing, and support services, or whether the portfolio’s adviser was an affiliate. We review the portfolios periodically and may remove a portfolio, or limit its availability to new premiums and/or transfers of Contract Value if we determine that a portfolio no longer satisfies one or more of the selection criteria and/or if the portfolio has not attracted significant allocations from Policy owners.

     You are responsible for choosing to invest in the portfolios and the amounts allocated to each that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since you bear the investment risk of investing in the subaccounts, you should carefully consider any decisions regarding allocations of premium and Contract Value to each subaccount.

     In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the portfolios that is available to you, including each portfolio’s prospectus, statement of additional information, and annual and semi-annual reports. Other sources such as the portfolio’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a portfolio. After you select subaccounts in which to allocate premium or Contract Value, you should monitor and periodically re-evaluate your investment allocations to determine if they are still appropriate.

     You bear the risk of any decline in the Contract Value of your Policy resulting from the performance of the subaccounts you have chosen.

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     We do not provide investment advice and we do not recommend or endorse any of the particular portfolios available as investment options in the Policy.

     Revenue We Receive From the Portfolios and/or Their Service Providers. We (and our affiliates) may directly or indirectly receive payments from the portfolios and/or their service providers (investment advisers, administrators, and/or distributors), in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive three types of payments:

  Rule 12b-1 Fees. We and/or our affiliate, Farmers Financial Solutions, LLC (“FFS”), the principal underwriter and distributor for the Policies, receive some or all of the 12b-1 fees from the portfolios that charge a 12b-1 fee. See the “Fee Table” in this prospectus. The 12b-1 fees we and/or FFS receive are calculated as a percentage of the average daily net assets of the portfolios owned by the subaccounts available under this Policy and certain other variable insurance products that we issue.
  Administrative, Marketing and Support Service Fees (“Support Fees”). We and/or FFS may receive compensation from some of the portfolios’ service providers for administrative and other services we perform relating to variable account operations that might otherwise have been provided by the portfolios. The amount of this compensation is based on a percentage of the average assets of the particular portfolios attributable to the Policy and to certain other variable insurance products that we issue. These percentages currently range from [0.10]% to [0.25]% and may be significant. Some service providers may pay us more than others.

     The chart below provides the current maximum combined percentages of 12b-1 fees and Support Fees that we anticipate will be paid to us and/or FFS on an annual basis:

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Incoming Payments to Farmers and/or FFS
From the following Funds and their Service Providers:	Maximum % of assets*	From the following Funds and their Service Providers:	Maximum % of assets*

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*	Payments are based on a percentage of the average assets of each underlying portfolio owned by the subaccounts available under this Policy and under certain other variable insurance products offered by us.
Other payments. We and/or FFS also may directly or indirectly receive additional amounts or different percentages of assets under management from some of the portfolio’s service providers with regard to the variable insurance products we issue. These payments may be derived, in whole or in part, from the advisory fees deducted from assets of the portfolios. Policy owners, through their indirect investment in the portfolios, bear the costs of these advisory fees. Certain investment advisers or their affiliates may provide us and/or FFS with wholesaling services to assist us in the distribution of the Policy, may pay us and/or FFS amounts to participate in sales meetings or may reimburse our sales costs, and may provide us and/or FFS with occasional gifts, meals, tickets, or other compensation or reimbursement. The amounts in the aggregate may be significant and may provide the investment adviser (or other affiliates) with increased access to us and FFS.

Proceeds from these payments made by the portfolios, investment advisers, and/or their affiliates may be used for any corporate purpose, including payment of expenses that we and FFS incur in promoting, issuing, distributing, and administering the Policies, and that we incur, in our role as intermediary, in marketing and administering the underlying portfolios. We and our affiliates may profit from these payments.

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     For further details about the compensation payments we make in connection with the sale of the Policies, see the “Additional Information – Distribution of the Policies” section.

Availability of the Portfolios

     We do not guarantee that each portfolio will always be available for investment through the Policies. We reserve the right, subject to applicable law, to add new portfolios or classes of portfolio shares, remove or close existing portfolios or classes of portfolio shares, or substitute portfolio shares held by any subaccount for shares of a different portfolio. New or substitute portfolios or classes of portfolio shares may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of a portfolio are no longer available for investment or if, in our judgment, further investment in any portfolio should become inappropriate, we may redeem the shares of that portfolio and substitute shares of another portfolio. We will not add, remove or substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

Your Right to Vote Portfolio Shares

     Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as you and other Policy owners instruct, so long as such action is required by law.

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     Before a vote of a portfolio’s shareholders occurs, we will send voting materials to you. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Contract Value you have in that portfolio (as of a date set by the portfolio). The number of votes you have will be calculated separately for each subaccount in which you have an investment.

     We do not require a minimum number of votes received from Policy owners in order to cast our votes. Instead, if we do not receive your voting instructions, or if we do not receive them within the time allowed to cast your vote, we will vote our portfolio shares attributable to your Policy in proportion to the instructions that we timely receive from all Policy owners who have a voting interest in the portfolio’s shares. Because we do not require a minimum number of votes received, one result of “proportional voting” is that a small number of Policy owners, who choose to timely vote, may control the outcome of a vote.

     Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. Under current legal requirements, we may disregard the voting instructions we receive from Policy owners only in certain narrow circumstances prescribed by SEC regulations. In the event we disregard voting instructions from Policy owners, we will send a summary in the next annual report to impacted Policy owners advising them of the actions and the reasons we took such action.

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The Policy

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Purchasing a Policy

     To purchase a Policy, you must send the application and, in most cases, an initial premium, to us through any licensed Farmers insurance agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter that offers the Policy, Farmers Financial Solutions, LLC.

     There may be delays in our receipt of an application that are outside of our control because of the failure of the agent to forward the application to us promptly, or because of delays in determining that the Policy is suitable for you. Any such delays will affect when your Policy can be issued and when your initial premium is allocated to one or more subaccounts of the variable account and/or to the fixed account.

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     Acceptance of an application is subject to our insurance underwriting. Interest is not credited to your initial premium and any other amounts submitted with the application during the underwriting review process. This is true regardless of whether the application is declined or withdrawn, an offer to insure is not taken, or a Policy issued. We use different underwriting standards in relation to the Policy. We can provide you with details as to these underwriting standards when you apply for a Policy. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

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     We reserve the right to decline an application for any reasons subject to the requirements imposed by law in the jurisdiction where the requested insurance Policy was to be issued and delivered. If the application is declined or canceled, the full amount paid with the application will be refunded.

     We determine the minimum face amount (an amount that is used to determine the death benefit) for a Policy based on the attained age of the insured when we issue the Policy. The minimum face amount for the preferred and premier premium classes is $150,000, $75,000 for standard/nicotine premium class insureds age 21-50, and $50,000 for all others. The maximum issue age for insureds in the preferred and premier underwriting classes is age 75; in the juvenile underwriting class is age 20; and in the standard premium classes is age 80. We base the minimum initial premium for your Policy on a number of factors including the age, gender and premium class of the insured and the face amount. We currently require a minimum initial premium as shown on your Policy specifications page.

Tax-Free ‘Section 1035’ Exchanges

     You can generally exchange one life insurance policy for another in a ‘tax-free exchange’ under Section 1035 of the Tax Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. There will be a new surrender charge period for this Policy and other charges may be higher (or lower) and the benefits may be different. The Policy will have new suicide and incontestability periods, during which benefits may be denied in certain circumstances. Your old policy’s suicide and incontestability periods may have expired. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

When Insurance Coverage Takes Effect

     Temporary Insurance Coverage. If the primary proposed insured meets our eligibility requirements for temporary insurance coverage, then we will provide the primary proposed insured and children to be covered under a Children’s Term Insurance Rider with temporary insurance coverage in the amount applied for (excluding any riders and supplemental benefits) or $50,000, whichever is less. The conditions and eligibility requirements

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for temporary insurance coverage are detailed in the Temporary Insurance Agreement included with the Policy application.

Temporary insurance coverage terminates automatically, and without notice, on the earliest of:

  The date insurance coverage under the Policy becomes effective;
  The date you receive notice that either the temporary insurance coverage or the application has been declined, and in no event later than 12:01 a.m. Pacific Time of the fifth day after Farmers has mailed a letter giving such notice; or
  The date Farmers receives your signed request to cancel.

     Insurance Coverage Under the Policy. If we issue the Policy as applied for, insurance coverage under the Policy will take effect on the issue date, provided sufficient payment has been received. If we issue a Policy other than as applied for, insurance coverage under the Policy will take effect either upon the completion of all underwriting and owner payment for and acceptance of the Policy, or on the issue date, whichever is later. The issue date will be printed in the Policy and may be several days later than when the Policy is delivered to you. Insurance coverage under the Policy will not begin before the issue date printed in the Policy, if issued.

     Generally, we will issue the Policy if we determine that the insured meets our underwriting requirements, we accept the original application, and we receive the owner’s payment. On the issue date, we will allocate your premium(s) (after subtracting the premium expense charge and the monthly deductions for the first month) to the fixed account until the reallocation date.

     Backdating. We may sometimes backdate a Policy, if you request, by assigning an issue date earlier than the record date so that you can obtain lower cost of insurance rates, based on a younger insurance age. We will not backdate a Policy earlier than the date the application is signed. For a backdated Policy, monthly deductions, including cost of insurance charges and underwriting and sales expense charges, will begin on the backdated issue date. You will therefore incur charges for the period between the issue date and the record date as though insurance coverage under the Policy is in effect during this period, even though such coverage does not in fact begin until the record date (or a few days prior to the record date in some cases).

Canceling a Policy (Right-to-Examine Period)

     You may cancel a Policy during the “right-to-examine period” by returning it with a signed request for cancellation to our Home Office. In most states, the right-to-examine period expires 10 days after you receive the Policy. This period will be longer if required by state law. If you decide to cancel the Policy during the right-to-examine period, we will treat the Policy as if we never issued it. Within seven calendar days after we receive the returned Policy, we will refund an amount equal to the greater of the sum of all premiums paid for the Policy or the Contract Value at the end of the Valuation Date on which we receive the returned Policy, which must be sent along with a signed request for cancellation to our Home Office.

     Policies Sold in California. If you purchase your Policy in California, and are 60 years of age or older at the time, the right-to-examine period lasts for 30 days from the date you receive the Policy. You may cancel the Policy at any time during the right-to-examine period by returning it with a signed request for cancellation to our Home Office.

     During the 30-day right-to-examine period (plus 10 days), we will place your premium in the fixed account, unless you specifically direct that we allocate your premium to the subaccounts and fixed account you selected on the application. We will credit your premium(s) placed in the fixed account with interest at the current fixed account interest rate. If your premium is placed solely in the fixed account, we will refund to you all premiums and Policy fees you paid as of the business day on which we receive your cancelled Policy, which must be sent along with a signed request for cancellation to our Home Office.

     If you have directed that your premium be invested in the subaccounts, rather than the fixed account, during the right-to-examine period, we will refund you only the Contract Value. The Contract Value refunded will be as of the business day we receive your cancelled Policy, which must be sent along with a signed request

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for cancellation to our Home Office. Any amounts refunded will reflect the investment performance of the subaccounts you selected, and the fees and charges that we deduct. You bear the risk that a refund of your Contract Value could be less than the premium you paid for this Policy. If you decide to cancel this Policy after the right-to-examine period has expired, we will impose a surrender charge on the transaction.

State Variations

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     This prospectus provides you with important information about the Farmers EssentialLife Variable Universal Life policies. However, we will also issue you a Policy, which is a separate document from this prospectus. There may be differences between the description of the Policy contained in this prospectus and the Policy issued to you due to differences in state law. Please consult your Policy (and the endorsements and riders attached to your Policy) for the provisions that apply in your state. If you would like an additional copy of your Policy and its endorsements and riders, if any, contact our Service Center.

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Other Policies

     We offer other life insurance policies that have different investment options, death benefits, policy features, and optional benefits. These other policies also have different charges that would result in different performance levels than this Policy. For more information about the other policies, please contact our Home Office or your agent.

Ownership Rights

     The Policy belongs to the owner named in the application. The owner may exercise all of the ownership rights and privileges described in the Policy. The insured is the owner unless the application specifies a different person (another natural person or entity) as the owner or a new owner or co-owner is named by the owner. If the owner dies before the insured and no successor owner is named, then ownership of the Policy will pass to the insured. The owner may designate the beneficiary (the person to receive the Death Benefit Amount Payable when the insured dies) in the application.

Changing the	•	You may change the owner by providing a written request to us at any time while the
Owner		insured is alive, subject to any existing assignments of your Policy.
	•	The change takes effect on the date that the written request is signed.
	•	We are not liable for any actions we may have taken before we received the written request.
	•	Changing the owner does not automatically change the beneficiary.
Changing the owner may have tax consequences. You should consult a tax adviser before changing the owner.

Selecting and	•	If you designate more than one beneficiary, then each beneficiary shares equally in any
Changing the		Death Benefit Amount Payable unless the beneficiary designation states otherwise.
Beneficiary	•	If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.
	•	If both the beneficiary and contingent beneficiary die before the insured, then we will pay the Death Benefit Amount Payable to the owner or the owner’s estate once the insured dies.
	•	You can request a delay clause that provides that if the beneficiary dies within a specified number of days (maximum 180 days) following the insured’s death, then the
Death Benefit Amount Payable will be paid as if the beneficiary had died first.
	•	You can change the beneficiary by providing us with a written request while the insured is living.

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•	The change in beneficiary is effective as of the date you sign the written request.
•	We are not liable for any actions we may have taken before we received the written request.

Assigning the	•	You may assign Policy rights while the insured is alive.
Policy –	•	The owner retains any ownership rights that are not assigned.
Collateral	•	The assignee may not change the owner or the beneficiary, and may not elect or change
Assignment		an optional method of payment. We will pay any amount payable to the assignee in a lump sum.
	•	Claims under any assignment are subject to proof of interest and the extent of the assignment.
	•	We are not:
• bound by any assignment unless we receive and record a written notice of the assignment.
• responsible for the validity of any assignment.
• liable for any payment we made before we received written notice of the assignment.
Assigning the Policy may have tax consequences. See the “Federal Tax Considerations” section.

Modifying the Policy

     Only one of our officers may modify the Policy or waive any of our rights or requirements under the Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in the Policy.

     Upon notice to you, we may modify the Policy to:

  conform the Policy, our operations, or the variable account’s operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our company or the variable account is subject;
  assure continued qualification of the Policy as a life insurance contract under the federal tax laws; or
  reflect a change in the variable account’s operations.

     If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we will amend the provision to conform with such laws.

Policy Termination

     Your Policy will terminate on the earliest of:

  the maturity date (insured’s attained age 121);
  the date the insured dies;
  the end of the grace period without a sufficient payment; or
  the date you surrender the Policy in full.
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Premiums

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Premium Flexibility

     You have flexibility to determine the frequency and the amount of the premiums you pay. You do not have to pay premiums according to any schedule. However, you greatly increase your risk of lapse if you do not

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regularly pay premiums at least as large as the current minimum premium. Paying the minimum premiums for the Policy will not necessarily keep your Policy in force. It is likely that additional premiums will be necessary to keep the Policy in force until maturity.

     Before the issue date of the Policy (or if premium is paid on delivery of the Policy, before the record date), we will require you to pay the minimum premium indicated on your Policy specifications page. Thereafter, you may pay premiums ($25 minimum) at any time. You must send all premiums to our Service Center or to your agent. We reserve the right to limit the number and amount of any unscheduled premiums. You may not pay any premiums once the insured reaches attained age 100.

     We deduct a premium expense charge from each premium payment, after which the remainder of the premium payment is allocated to the subaccounts and the fixed account based on your current allocation percentages for premium payments (initial premiums are assessed the premium expense charge and the remainder of the premium is allocated to the fixed account until the reallocation date). We retain the premium expense charge to compensate us for certain expenses such as premium taxes and selling expenses.

We will treat any payment you make as a premium unless you clearly mark it as a loan repayment.

We have the right to limit or refund any premium, if the premium would disqualify the Policy as a life insurance contract under the Tax Code, or if the payment would increase the death benefit by more than the amount of the premium.

     Planned Premiums. You may determine a planned premium schedule that allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount and frequency of your planned premiums by sending us a written request. We have the right to limit the amount of any increase in planned premiums. Even if you pay your planned premiums on schedule, your Policy will lapse unless your Cash Surrender Value is positive or your Policy passes the Grace Exemption Test. See the “Policy Risks – Risk of Lapse” and the “Policy Lapse and Reinstatement – Lapse” sections.

     Electronic Payments and Billing. If you authorize electronic payment of your premiums from your bank account, , the total amount of premiums being debited, must be at least $25 per month. If you request to be billed for your planned premiums, the total amount billed must be at least $300 per year. You can be billed on an annual, semi-annual, quarterly or monthly basis for the applicable fraction of $300, but the total for the year must add up to at least $300.

     You can stop paying premiums at any time and your Policy will continue in force until the earlier of the maturity date (when the insured reaches attained age 121), or the date when either (1) the insured dies, or (2) the Policy lapses, or (3) we receive your signed request to surrender the Policy in full.

     Tax Code Processing. If we receive any premium payment that we anticipate will cause a Policy to become a modified endowment contract (“MEC”) or will cause a Policy to lose its status as life insurance under Section 7702 of the Tax Code, we will not accept the excess portion of that premium. We will immediately notify the owner and give an explanation of the issue by sending a letter to the owner’s address of record. We will refund the excess premium no later than 2 weeks after receipt of the premium at the Service Center (the “refund date”), except in the following circumstances:

a.	the tax problem resolves itself prior to the refund date; or
b.	the tax problem relates to a MEC and we receive a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issue involved.

     During this two-week period, we will hold such excess premium in a suspense account until the refund date. Premiums held in the suspense account will not be credited interest. Farmers will treat the excess premium as having been received on the date the tax problem resolves itself or the date Farmers receives the signed acknowledgement at the Service Center. We will then process the excess premium accordingly.

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Minimum Premiums

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     Paying the minimum premium is one way to reduce the risk that your Policy will lapse without value. You greatly increase the risk of your Policy lapsing if you do not regularly pay premiums at least as large as the current minimum premium. However, paying the minimum premiums for the Policy will not necessarily keep your Policy in force.

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     It is likely that you will be required to pay additional premiums in order to keep your Policy in force until maturity.

     For a full discussion on the conditions that will cause the Policy to enter the grace period, please see the “Policy Lapse and Reinstatement -Lapse” section of this prospectus.

     The initial minimum premium is shown on your Policy specifications page. The minimum premium depends on a number of factors including the age, gender, and premium class of the proposed insured, and the face amount.

The minimum premium will change if:

  you increase or decrease the face amount;
  you change the death benefit option;
  you change or add a rider;
  you take a partial surrender when you have elected the level death benefit option (Option B); or
  the insured’s premium class changes (for example, from nicotine to non-nicotine, or from substandard to standard).

     Your Policy can lapse before maturity, depending on the amount of premiums you pay, whether you take loans and partial surrenders or increase the face amount of your Policy, if the investment results of the subaccounts in which you invest your Contract Value are unfavorable, or whether your current insurance charge increases. Your agent can provide you with a personalized illustration that can show how many years your Policy would stay in force under various premium and hypothetical investment scenarios. For certain issue ages, classes and Policy sizes, this illustration may show that regular payments of the minimum premium will keep your Policy in force several years even if investment results are very low and even if we impose the maximum charges allowed by the Policy, so long as you do not take a loan or partial surrender or increase the face amount of your Policy. This is not true for all ages, classes, and investment results, however. So we encourage you to ask your agent for a personalized illustration to help you decide what level of premium payments to pay in your particular circumstances.

Allocating Premiums

     When you apply for a Policy, you must instruct us to allocate your initial premium(s) to one or more subaccounts of the variable account and to the fixed account according to the following rules.

  You must put at least 1% of each premium in any subaccount you select or the fixed account.
  Allocation percentages must be in whole numbers and the sum of the percentages must equal 100.

     You can change the allocation instructions for additional premiums without charge at any time by providing us with written notification (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future premiums will be allocated in accordance with the new allocation, unless we receive contrary written instructions. Changing your allocation instructions will not change the way your existing Contract Value is apportioned among the subaccounts or the fixed account. We reserve the right to limit the number of premium allocation changes. We also reserve the right to limit the number of subaccount allocations in effect at any one time.

     Investment returns from amounts allocated to the subaccounts will vary with the investment experience of these subaccounts and will be reduced by applicable Policy fees and charges. You bear the risk of any decline in the Contract Value of your Policy resulting from the performance of the subaccounts you have chosen.

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     On the issue date, we will allocate your premium(s) received, minus the premium expense charge, minus the monthly deduction(s), to the fixed account unless your state requires that we immediately allocate your premium to the subaccounts. We also allocate any premiums we receive from the issue date to the reallocation date (the record date, plus the number of days in your state’s right to examine period, plus 10 days) to the fixed account. While held in the fixed account, premium(s) will be credited with interest at the current fixed account rate. On the reallocation date, we will reallocate the Contract Value in the fixed account to the subaccounts (at the unit value next determined) in accordance with the allocation percentages provided in the application.

     Unless additional underwriting is required or a situation described above in the “Tax Code Processing” section occurs, we invest all premiums paid after the reallocation date on the Business Day they are received in our Service Center. We credit these premiums to the subaccounts at the unit value next computed at the end of a Business Day on which we receive them at our Service Center. If we receive your additional premiums after the close of a Business Day, we will calculate and credit them as of the end of the next Business Day.

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Your Contract Values

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Your Contract	•	varies from day to day, depending on the investment experience of the subaccounts
Value		you choose, the interest credited to the fixed account, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, partial surrenders and Policy loans);
	•	serves as the starting point for calculating values under a Policy;
	•	equals the sum of all values in each subaccount, the loan account (the loan account value), and the fixed account (the fixed account value);
	•	is determined on the issue date and on each Business Day;
	•	on the issue date, equals the initial premium received, minus the premium expense charge, and minus the monthly deductions; and
	•	has no guaranteed minimum amount and may be more or less than premiums paid.
Subaccount Value

     Each subaccount’s value is determined at the end of each Business Day. We determine your Policy’s value in each subaccount by multiplying the number of units that your Policy has in the subaccount by the accumulation unit value of that subaccount at the end of the Business Day.

The number of	•	the number of units you had in any subaccount at the end of the preceding Business
units in any		Day; plus
subaccount on any	•	units purchased with additional premiums since the preceding Business Day and
Business Day		allocated to the subaccounts, net of the premium expense charge; plus
equals:	•	units purchased via transfers from another subaccount, the fixed account, or loan account, to the subaccount since the preceding Business Day; minus
	•	units redeemed as part of a transfer to another subaccount, the fixed account, or the loan account, plus units redeemed to cover any associated transfer fees since the preceding Business Day; minus
	•	units redeemed to pay partial surrenders and partial surrender fees assessed against the subaccount since the preceding Business Day; minus
	•	units redeemed to pay for the pro-rata share of the monthly deductions on the
Business Day on or after the monthly due date.

     Every time you allocate or transfer money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer, or partial surrender, by the unit value for that subaccount at the end of the Business Day for that transaction.

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Subaccount Unit Value

     The accumulation unit value (or price) of each subaccount will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at the figure shown on the Variable Account’s financial statements. The unit value may increase or decrease from one Business Day to the next. For a discussion of how unit values are calculated, see the SAI.

Fixed Account Value

     On the issue date, the fixed account value is equal to the initial premium paid, less the premium expense charge, less the first monthly deduction. Any subsequent premium payments that are received by us prior to the Reallocation Date, minus the premium expense charge, will also be allocated to the fixed account.

The fixed account	•	the fixed account value on the preceding Business Day plus interest from the
value on any		preceding Business Day to the current Business Day; plus
Business Day after	•	the portion of the premium(s), minus the premium expense charge, allocated to the
the issue date		fixed account since the preceding Business Day, plus interest from the date such
equals:		premium(s) were received to the current Business Day; plus
	•	any amounts transferred to the fixed account since the preceding Business Day, plus interest from the effective date of such transfers since the preceding Business Day to the current Business Day; minus
	•	the amount of any transfer from the fixed account to the subaccounts and the loan account, and any associated transfer fees, since the preceding Business Day, plus interest on each transferred amount and transfer fees from the effective date of such transfers since the preceding Business Day to the current Business Day; minus
	•	the amount of any partial surrenders and any applicable partial surrender fees deducted from the fixed account since the preceding Business Day, plus interest on those surrendered amounts from the effective date of each partial surrender since the preceding Business Day to the current Business Day; minus
	•	the amount equal to a pro-rata share of the monthly deduction on the Business Day on or after each monthly due date, for the month beginning on that monthly due date.

     Your Policy’s guaranteed minimum fixed account value will not be less than the minimum values required by the state where we deliver your Policy.

Loan Account Value
The loan account	•	the loan account value on the preceding Business Day plus interest from the
value on any		preceding Business Day to the date of calculation; plus
Business Day after	•	any amounts transferred to the loan account since the preceding Business Day, plus
the issue date		interest from the effective date of such transfers to the date of calculation; minus
equals:	•	the amount of any transfer from the loan account to the subaccounts and the fixed account since the preceding Business Day, plus interest from the effective date of such transfers since the preceding Business Day to the date of calculation.

     Interest is charged daily on Policy loans. Interest is due and payable at the end of each Policy year or, if earlier, on the date of any Policy loan increase or repayment. Any interest not paid when due will be transferred from the fixed account and subaccounts to the loan account on a pro-rata basis, if sufficient funds are available for transfer. Unpaid interest becomes part of the outstanding loan amount and accrues interest daily.

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Charges and Deductions

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     This section describes the charges and deductions that we make under the Policy to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges we deduct under the Policy may result in a profit to us.

Services and	•	the death benefit, surrender and loan benefits under the Policy, and the benefits
benefits we		provided by riders.
provide:	•	investment options, including premium allocations.
	•	administration of elective options.
	•	the distribution of reports to owners.

Costs and expenses	•	costs associated with processing and underwriting applications, issuing and
we incur:		administering the Policy (including any riders).
	•	overhead and other expenses for providing services and benefits.
	•	sales and marketing expenses, including compensation paid in connection with the sale of the Policies.
	•	other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state and local premium and other taxes and fees.

Risks we assume	•	that the cost of insurance charges we deduct are insufficient to meet our actual
include but are not		claims because insureds die sooner than we anticipate.
limited to:	•	that the costs of providing the services and benefits under the Policies exceed the charges we deduct.

     All of the charges we deduct are used to pay aggregate Policy costs and expenses, including a profit to us, that we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

Premium Deductions

     When you make a premium payment, and before we allocate the net premium payment to the subaccounts and/or the fixed account, we deduct a premium expense charge currently equal to 7% of the premium payment for premiums paid in Policy years 1-10 and 3% of the premium payment for premiums paid in Policy years 11+. The premium expense charge will never exceed 7% of the premium payment. We determine the amount that we will allocate to the subaccounts and the fixed account according to your instructions. For Policy years 1through 10, the 7% of each premium that we retain is the sum of 4.8%, which compensates us for a portion of our sales expenses, and 2.2%, which compensates us for the estimated average state premium taxes we expect to incur in the future. For Policy years 11 and over, the 3% of each premium that we retain is the sum of 0.8%, which compensates us for a portion of our sales expenses, and 2.2%, which compensates us for the estimated average state premium taxes we expect to incur in the future. State premium tax rates vary from state to state and currently range from 0% to 3.50% in the states in which the Policy is sold. The 2.2% estimated charge does not necessarily reflect the actual premium tax rate that applies to a particular Policy. If the actual premium tax rate is less than 2.2%, the difference between the actual rate and the 2.2% will be retained by us to help cover additional premium tax charges that may be imposed in the future, and to help cover premium taxes imposed on Policies in states that charge a higher premium tax rate.

Monthly Deduction

     We take a monthly deduction from the Contract Value on the issue date and on the Business Day on or after each subsequent monthly due date (the same day of each succeeding month as the issue date). We will make deductions by canceling units in each subaccount and withdrawing funds from the fixed account. We will take

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the monthly deduction on a pro-rata basis from all accounts except the loan account (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the sum of all subaccounts and the fixed account on the monthly due date). Because portions of the monthly deduction can vary from month-to-month, the monthly deduction will also vary.

The monthly deduction is equal to:

  The monthly administration charge; plus
  The cost of insurance charge for the Policy; plus
  The monthly underwriting and sales expense charge, if any; plus
  The risk charges of any attached riders.

     Monthly Administration Charge. We deduct this charge to compensate us for a portion of our administrative expenses such as recordkeeping, processing death benefit claims and Policy changes, and overhead costs. The monthly administration charge currently equals $12.00. We may increase or decrease this charge but it is guaranteed never to be higher than $12.00.

     Cost of Insurance Charge. We assess a monthly cost of insurance charge to compensate us for the anticipated cost of paying a death benefit in excess of your Contract Value. The charge depends on a number of variables (e.g., the face amount, the Contract Value, the insured’s issue age, gender, and premium class, and the number of months since the issue date) that will cause it to vary from Policy to Policy and from month to month.

     The cost of insurance charge is equal to Risk of Insurance Amount divided by 1,000, then multiplied by the number produced from the following:

1. the monthly cost of insurance rate per $1,000; times

2. the table rating factor charge for your Policy, if any, as shown on your Policy’s specifications page; plus

3. the flat extra charge for your Policy, if any, as shown on your Policy’s specifications page.

     The guaranteed maximum monthly cost of insurance rate will be the rate shown in the table in Appendix A (or on your Policy specifications page), except that a different table of guaranteed maximum monthly cost of insurance rate per $1,000 may apply to increases in face amount that are issued with a premium class different from that shown on your Policy specifications page.

     The table rating factor charge is a factor by which the cost of insurance rate may be multiplied if this Policy is in a special premium class. This factor is applied to both current and guaranteed cost of insurance rates. This factor is deducted as part of the cost of insurance charge and compensates us for additional costs associated with policies in a special premium class. If applicable to you, your Policy specifications page will show you the amount of this factor.

     The flat extra charge is an extra amount that may be added to the cost of insurance charge if your Policy is in a special premium class. The flat extra charge is a rate per $1,000 of Risk Insurance Amount per month. This charge, if any, will be shown on your Policy’s specifications page. This charge compensates us for additional costs we anticipate from Policies in a special premium class.

The Risk Insurance Amount on the monthly due date is:

1.	the adjusted death benefit; minus
2.	the adjusted Contract Value on that date.

The adjusted death benefit and the adjusted Contract Value are what the death benefit and the Contract

Value would be on that date if the cost of insurance charge for this Policy was zero. The adjusted death benefit

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and the adjusted Contract Value are determined by using the Contract Value on the respective monthly due date and deducting all applicable charges and fees, except the cost of insurance charge.

     The Risk Insurance Amount may increase or decrease each month depending on investment experience of the portfolios in which you are invested, the payment of additional premiums, the fees and charges deducted under the Policy, the death benefit option you chose, Policy riders, any Policy transactions (such as loans, partial surrenders, changes in death benefit option) and the application of the death benefit percentage formula. Therefore, the cost of insurance charges can increase or decrease each month.

     Cost of insurance rates are based on the insured’s age, gender, premium class of the insured, the Risk Insurance Amount, the number of months since the issue date, and the amount of the face amount. The cost of insurance rates are generally higher for male insureds than for female insureds of the same age and premium class, and ordinarily increase with age. Cost of insurance rates may never exceed the guaranteed maximum cost of insurance rates. Sample rates are shown in Appendix A.

     The premium class of the insured will affect the cost of insurance rates. We currently place insureds into premier, preferred and standard premium classes and into special premium classes involving higher mortality risks. The cost of insurance rates for insureds in special premium classes involving higher mortality risks are multiples of the standard rates. If the insured is in a special premium class, the guaranteed maximum monthly cost of insurance rate will be the rate shown in the table in the Policy times a table rating factor charge shown on your Policy specifications page.

     We calculate the cost of insurance separately for the initial face amount and for any increase in face amount. If you request and we approve an increase in your Policy’s face amount, then a different premium class (and a different cost of insurance rate) may apply to the increase, based on the insured’s age and circumstances at the time of the increase.

     The Policies are based on 2001 C.S.O. mortality tables that distinguish between men and women. As a result, the Policy may pay different benefits to men and women of the same age and premium class. We also offer Policies based on unisex mortality tables if required by state law.

     We currently charge cost of insurance rates that are higher for Policies having a face amount less than $150,000. If you reduce your face amount below $150,000 at any time, then the higher rates will apply in most cases.

     Monthly Underwriting and Sales Expense Charge. We deduct this charge each month during the first 5 Policy years after the issue date to compensate us for a portion of the expenses of selling, underwriting and issuing the Policy. This charge is imposed for an additional 5 Policy years each time you choose to increase the face amount after the issue date. The rate for this charge depends upon the insured’s age at issue or at the time of any increase in face amount. The charge is calculated by multiplying the rate for this charge by the amount of face amount issued or by the amount by which the face amount is increased above the face amount immediately prior to the current increase. The underwriting and sales expense charge is not imposed on any increases in face amount that are due to a change in death benefit option. The monthly underwriting and sales expense charge will not be reduced as a result of a reduction in the face amount.

     The amount of the monthly underwriting and sales expense charge is computed on the issue date, or on the monthly due date for increases in face amount, as follows:

1.	Find the appropriate annualized monthly underwriting and sales expense charge per $1,000 for the insured’s issue age in Appendix B; then
2.	Multiply this charge per $1,000 by the original face amount; then
3.	Divide the result by 1,000; and then
4.	Divide the result by 12.

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     If you choose to increase the face amount after the issue date, we will assess an additional monthly underwriting and sales expense charge for 5 years after the increase takes effect. The additional charge will be assessed only on the amount of the increase in face amount, using the charge applicable to the insured’s attained age at the time of the increase. The additional charge will be calculated by following the four steps outlined above.

  Monthly Underwriting and Sales Expense Charge discount (“MUSEC discount”). We will provide a discount of up to 20% on the base monthly underwriting and sales expense charge if a "qualifying" policy is in force, applied for, or pending when we receive your Policy application.
  Qualifying policies currently include those where the Policy owner, the payor of the Policy or the primary insured on the Policy is an active driver on a Farmers auto policy, or is one of the named insureds under a Farmers homeowner’s or renter's policy, or owns another life insurance policy issued by us. We may also provide the discount prospectively if, after issue, you purchase a qualifying policy, subject to state restrictions. The size of the qualifying policy does not affect the amount of the discount. The applicable MUSEC discount for a qualifying policy is shown in Appendix B.

     Rider Charges. The monthly deduction includes charges for certain optional insurance benefits you add to your Policy by rider. The rider charges are summarized in the Fee Table in this prospectus. Any rider charges applicable to your Policy will be indicated in the rider you receive. If you add one or more of the following riders to your Policy, your monthly deduction will include the corresponding rider charges:

  Accidental Death Benefit Rider
  Children’s Term Insurance Rider
  Waiver of Deduction Rider
  Monthly Disability Benefit Rider

Mortality and Expense Risk Charge

     We deduct a daily charge from your Contract Value in each subaccount to compensate us for a portion of certain mortality and expense risks we assume. The mortality risk is the risk that an insured will live for a shorter time than we project. The expense risk is the risk that the expenses we incur will exceed the maximum charges we can impose according to the terms of the Policy. The mortality and expense risk charge is equal to:

  your Contract Value in each subaccount; multiplied by
  the daily portion of the annual mortality and expense risk charge rate, which is currently 0.30%.
  We reserve the right, at our discretion, to increase the annual mortality and expense risk charge rate to no more than 0.60%.

     If this charge and the other charges we impose do not cover our actual costs, we absorb the loss. Conversely, if the charges we impose more than cover actual costs, the excess is added to our surplus. We expect to profit from the mortality and expense risk charge. We may use any profits for any lawful purpose including covering distribution costs.

Surrender Charge

     We deduct a surrender charge if, during the first nine Policy Years, or within nine years following any increase in face amount, you fully surrender the Policy. In the case of a full surrender, we pay you the Contract Value, less any surrender charge, less any monthly deduction due and unpaid, and less any outstanding loan amount (including any interest you owe). The payment you receive is called the Cash Surrender Value.

     The surrender charge may be significant. You should carefully calculate this charge before you request a full surrender. Under some circumstances the level of surrender charges might result in no Cash

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   Surrender Value available if you surrender your Policy during the period when surrender charges apply. This will depend on a number of factors, but is more likely if:

1.	you pay premiums equal to or not much higher than the minimum premium shown in your Policy, or
2.	investment performance is too low.

   The surrender charge is equal to the sum of:

1.	the surrender charge for the face amount on the issue date; plus
2.	the surrender charge for each increase in face amount.

     To calculate the surrender charge for the face amount on the issue date, (i) locate the appropriate surrender charge factor from a table in Appendix C of this prospectus, or the “Surrender Charge Factors” table in your Policy, for the insured’s issue age and the number of complete years that have elapsed since your Policy was issued, then (ii) multiply this factor by the face amount on the issue date and divide the result by 1,000.

     To calculate the Surrender Charge for increases in face amount that are issued with the same premium class as that shown on your Policy specifications page, (i) locate the appropriate surrender charge factor from a table in Appendix C of this prospectus, or the “Surrender Charge Factors” table in your Policy, for the insured’s attained age at the time of increase and the number of complete years that have elapsed since the increase, then (ii) multiply this factor by the amount of the increase in face amount and divide the result by 1,000.

     For increases in face amount that are issued with a premium class different from that shown on your Policy specifications page, the same process is followed, but a different table from the “Surrender Charge Factors” table in your Policy may apply; see Appendix C of this prospectus for an exhaustive list of surrender charge factor tables. The applicable surrender charge factor varies by issue age, gender, nicotine use, and number of full Policy years since the issue date.

An example of calculating the surrender charge follows:

     This example is for a Policy issued to a male insured, in the standard non-nicotine premium class. The face amount is $150,000 and the issue age is 32. The surrender charge in Policy year 1 will be $1,300.50 ($150,000 multiplied by the surrender charge factor (8.67) divided by 1,000).

     Partial Surrender Processing Fee. Upon partial surrender, we deduct a partial surrender processing fee equal to the lesser of 2% of the amount of the partial surrender or $25. The partial surrender processing fee will be deducted from the subaccounts and the fixed account on a pro-rata basis, or on different basis if you so request.

Transfer Charge

  We currently allow you to make 12 transfers each Policy year free from charge. Any unused free transfers do not carry over to the next Policy year.
  We charge $25 for each additional transfer. We will not increase this charge.
  For purposes of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of subaccounts (or fixed account) affected by the transfer.
  We deduct the transfer charge from the subaccounts and fixed account on a pro-rata basis, or on a different basis if you so request.
  Transfers we effect on the reallocation date, and transfers due to loans, dollar cost averaging, and death benefit processing do not count as transfers for the purpose of assessing this charge.

Loan Charges

  For years 1 through 15, we will charge you loan interest at a rate of 4.5%, compounded annually. For years 16 and beyond, we will charge you loan interest at a rate 2.5%, compounded annually. These rates may change at our discretion, but are guaranteed not to exceed 6.5%.

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  Interest is charged daily, and is due and payable at the end of each Policy year, or on the date of any Policy loan increase or repayment, if earlier.
  Unpaid interest becomes part of the outstanding loan amount and accrues interest daily.
  Amounts in the loan account earn interest at the guaranteed minimum rate of 2.5% per year.

Portfolio Management Fees and Expenses

     Each portfolio deducts portfolio management fees and expenses from the amounts you have invested in the portfolios through the subaccounts. You pay these portfolio fees and expenses indirectly. In addition, some portfolios deduct 12b-1 fees at an annual rate of up to 0.25% of average daily portfolio assets. For 2007, total annual portfolio fees and charges for the portfolios offered through this Policy ranged from 0.00% to 0.25% of average daily portfolio assets. See the “Fee Table” in this Prospectus and the prospectuses for the portfolios for more information.

     Redemption Fees. A portfolio may assess a redemption fee of up to 2% on subaccount assets that are redeemed out of the portfolio in connection with a partial surrender or transfer. Each portfolio determines the amount of the redemption fee and when the fee is imposed. The redemption fee is retained by or paid to the portfolio and is not retained by us. The redemption fee will be deducted from your Contract Value. For more information on each portfolio’s redemption fee, see the portfolio prospectus.

Other Charges

  We may charge a fee not to exceed $25 for each additional annual report you request. We currently charge $0 for each additional annual report you request.
  Any riders attached to the Policy will have their own charges. See the Fee Table for more information.
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Death Benefit

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Death Benefit Amount Payable

     As long as the Policy is in force, we will pay the Death Benefit Amount Payable once we receive satisfactory proof of the insured’s death at our Home Office. We may require return of the Policy. We will pay the Death Benefit Amount Payable to the primary beneficiary or a contingent beneficiary. If the beneficiary dies before the insured and there is no contingent beneficiary, we will pay the Death Benefit Amount Payable to the owner or the owner’s estate. We will pay the Death Benefit Amount Payable as a lump sum into an interest paying checking account, unless otherwise requested. For more information, see the “Additional Information –Payment Options” section in the SAI.

Death Benefit	•	the death benefit (described below) in effect as of the date of the insured’s
Amount Payable equals:		death; minus
	•	any monthly deductions due and unpaid at the date of the insured’s death;
minus
	•	any outstanding loan amount you owe on the Policy loan(s); plus
	•	the amounts to be paid under the terms of any riders you added to the Policy.

     If all or a part of the Death Benefit Amount Payable is paid in one lump sum and the amount is at least $10,000, we will place the lump-sum payment into an interest-bearing special account opened in the beneficiary’s name. We will provide the beneficiary with a checkbook to access these funds from the special account within seven days of our receipt of due proof of death and payment instructions at the Service Center. The beneficiary can withdraw all or a portion of the Death Benefit Amount Payable at any time, and will receive interest on the proceeds remaining in the account. The special account is part of our general account, is not FDIC insured, and is subject to the claims of our creditors. We may receive a benefit from the amounts held in the account.

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     We may further adjust the amount of the Death Benefit Amount Payable under certain circumstances. See the “Our Right to Contest the Policy,” the “Suicide Exclusion,” and the “Misstatement of Age or Gender” sections in the SAI.

Death Benefit Options

     In your application, you tell us how much life insurance coverage you initially want to purchase on the life of the insured. We call this the “face amount” of insurance. You also choose whether the death benefit we will pay is Option A (variable death benefit through attained age 99), or Option B (level death benefit through attained age 99). For attained ages 100 though 120, the death benefit equals the Contract Value.

     You may change the death benefit option after the first Policy year if you send us a signed request for a Policy change, and, if you change from Option A to Option B, you send evidence of insurability satisfactory to us at the Service Center. A change in death benefit option may have tax consequences.

The variable death	•	your Policy’s face amount, plus your Contract Value on the date of the insured’s
benefit under Option A		death; or
is the greater of:	•	your Contract Value on the date of the insured’s death multiplied by the applicable death benefit percentage.

Under Option A, the death benefit varies with the Contract Value.

The level death benefit	•	your Policy’s face amount on the date of the insured’s death; or
under Option B is the	•	your Contract Value on the date of the insured’s death multiplied by the
greater of:		applicable death benefit percentage.

     Under Option B, your death benefit generally equals the face amount and will remain level, unless the Contract Value becomes so large that the Tax Code requires a higher death benefit (Contract Value times the applicable death benefit percentage).

     Under Option A, your death benefit will tend to be higher than under Option B. However, the monthly insurance charges we deduct will also be higher to compensate us for our additional risk. Because of this, your Contract Value will tend to be higher under Option B than under Option A.

     In order for the Policy to qualify as life insurance, federal tax law requires that your death benefit be at least as much as your Contract Value multiplied by the applicable death benefit percentage. The death benefit percentage is based on the insured person’s attained age. For example, the death benefit percentage is 250% for an insured at age 40 or under, and it declines for older insureds. The following table indicates the applicable death benefit percentages for different attained ages:

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Attained Age	Death Benefit Percentage
40 and under	250%
41 to 45	250% minus 7% for each age over age 40
46 to 50	209% minus 6% for each age over age 46
51 to 55	178% minus 7% for each age over age 51
56 to 60	146% minus 4% for each age over age 56
61 to 65	128% minus 2% for each age over age 61
66 to 70	119% minus 1% for each age over age 66
71 to 74	113% minus 2% for each age over age 71
75 to 90	105%
91 to 94	104% minus 1% for each age over age 91
95 to and above	100%

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     If the Tax Code requires us to increase the death benefit by reference to the death benefit percentages, that increase in the death benefit will increase our risk, and will result in a higher monthly cost of insurance.

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     Option A Example. Assume that the insured’s attained age is under 40, that there have been no decreases in the face amount, and that there are no outstanding loans. Under Option A, a Policy with a face amount of $50,000 will have a death benefit equal to the greater of $50,000 plus Contract Value or 250% of the Contract Value. Thus, a Policy with a Contract Value of $10,000 will have a death benefit of $60,000 (that is, the greater of $60,000 ($50,000 + $10,000) or $25,000 (250% of $10,000)).

     However, once the Contract Value exceeds $33,334, the death benefit determined by reference to the death benefit percentage ($33,334 X 250% = $83,335) will be greater than the face amount plus Contract Value ($50,000 + $33,334 = $83,334). Each additional dollar of Contract Value above $33,334 will increase the death benefit by $2.50. This is a circumstance in which we have the right to prohibit you from paying additional premiums because an additional dollar of premium would increase the death benefit by more than one dollar.

     Similarly, under this scenario, any time Contract Value exceeds $33,334, each dollar taken out of Contract Value will reduce the death benefit by $2.50.

     Option B Example. Assume that the insured’s attained age is under 40, there have been no partial surrenders or decreases in face amount, and that there are no outstanding loans. Under Option B, a Policy with a $100,000 face amount will generally have a $100,000 death benefit. However, because the death benefit must be equal to or be greater than 250% of Contract Value, any time the Contract Value exceeds $40,000, the death benefit will be determined as required by the Tax Code (Contract Value X 250%) and will exceed the face amount of $100,000. Each additional dollar added to the Contract Value above $40,000 will increase the death benefit by $2.50. This is a circumstance in which we have the right to prohibit you from paying additional premiums because an additional dollar of premium would increase the death benefit by more than one dollar.

     Similarly, so long as the Contract Value exceeds $40,000, each dollar taken out of the Contract Value will reduce the death benefit by $2.50.

Changing Death Benefit Options

     After the first Policy year, you may change death benefit options or increase or decrease the face amount once each Policy year if you send us a signed request for a Policy change and, in certain instances, the insured provides evidence of insurability satisfactory to us (but you may not change both the death benefit option and face amount during the same Policy year, unless done simultaneously). Surrender charges may apply. You may not decrease the face amount below the minimum face amount shown on your Policy specifications page.

     A change in death benefit option may affect the future monthly cost of insurance charge, which varies with the Risk Insurance Amount. Generally, the Risk Insurance Amount is the amount by which the death benefit exceeds the Contract Value. (See the “Charges and Deductions – Monthly Deduction – Cost of Insurance Charge” section.) If the death benefit does not equal Contract Value times the death benefit percentage under either Options A or B, changing from Option A (variable death benefit) to Option B (level death benefit) will generally decrease the future Risk Insurance Amount. This would decrease the future cost of insurance charges. Changing from Option B (level death benefit) to Option A (variable death benefit) generally results in a Risk Insurance Amount that remains level. Such a change, however, results in an increase in cost of insurance charges over time, since the cost of insurance rates increase with the insured’s age. Changing the death benefit option may have tax consequences. You should consult a qualified tax adviser before changing the death benefit option.

     After any reduction in face amount or change in death benefit option, the monthly underwriting and sales expense charge and the surrender charge for the Policy will continue to be based on the same face amount on which they were based immediately before the change and on any subsequent requested increase in face amount.

For a more detailed discussion on changing death benefit options, see the SAI.

Effects of Partial Surrenders on the Death Benefit

     If you have selected the variable death benefit (Option A), a partial surrender will not affect the face amount. But if you have selected the level death benefit (Option B), a partial surrender will reduce the face

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amount by the amount of the partial surrender (not including the processing fee). The reduction in face amount will be subject to the terms of the “Changing the Face Amount” section below.

Changing the Face Amount

     When you apply for the Policy, you tell us how much life insurance coverage you initially want on the life of the insured. We call this the face amount. After the first Policy year, you may change the face amount subject to the conditions described below. You may change the face amount or the death benefit option once each Policy year, but you may not change both the face amount and the death benefit option during the same Policy year unless done simultaneously. We will send you a Policy endorsement with the change to attach to your Policy.

     Increasing the face amount could increase the death benefit. Decreasing the face amount could decrease the death benefit. The amount of change in the death benefit will depend, among other things, upon the selected death benefit option and the degree to which the death benefit exceeds the face amount prior to the change. Changing the face amount could affect the subsequent level of death benefit we pay and your Contract Value. An increase in the face amount may increase the Risk Insurance Amount, thereby increasing your cost of insurance charge. Conversely, a decrease in the face amount may decrease the Risk Insurance Amount, thereby decreasing your cost of insurance charge.

     We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Tax Code. However, changing the face amount may have other tax consequences. You should consult a qualified tax adviser before changing the face amount.

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Increases

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You may increase the face amount by submitting a signed, written request and providing evidence of insurability satisfactory to us. The increase will be effective on the monthly due date following our approval of your request. We can deny your request for reasons including, but not limited to, the following:
o	We do not wish to increase the death benefits due to the insured’s health, occupation, avocations, or any factor that we believe has a bearing on the insured’s risk of death.
o	We conclude the insured has an excessive amount of insurance coverage.
o	We conclude the owner no longer has an insurable interest in the insured.
You can increase the face amount at any time after the first Policy year and before the insured’s attained age 81.
The minimum increase is $10,000.
An additional monthly underwriting and sales expense charge will be imposed each month during the 60 months following each increase in face amount. We assess this charge on the amount of the increase in face amount. See the “Charges and Deductions – Monthly Deductions – Monthly Underwriting and Sales Expense Charge” section of this prospectus for an explanation of how this charge is calculated.
An additional surrender charge will be imposed on full surrenders occurring within 9 years of each increase in face amount.
Increasing the face amount will increase your Policy’s minimum premium.
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Decreases

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  You may decrease the face amount, but not below the minimum face amount shown on your Policy specifications page.
  You must submit a signed, written request to decrease the face amount. Evidence of insurability is not required.
  Any decrease will be effective on the monthly due date following our approval of your request.

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Any decrease will first be used to reduce:
1.	the most recent increase; then
2.	the next most recent increases in succession; and then
3.	the face amount on the issue date.
A reduction in face amount will not reduce any monthly underwriting and sales expense charges or surrender charges on the Policy.
A decrease in face amount may require that a portion of a Policy’s Cash Surrender Value be distributed as a partial surrender in order to maintain federal tax compliance. Decreasing the face amount may also cause your Policy to become a Modified Endowment Policy, or “MEC,” under federal tax law and receive less favorable tax treatment than other life insurance policies. See the “Federal Tax Considerations – Tax Treatment of Policy Benefits – Modified Endowment Contracts” section.
Decreasing the face amount will reduce your Policy’s minimum premium.
Decreasing the face amount may increase the rates we charge you for the cost of insurance. Except for juvenile policies, we currently charge higher rates if the face amount is below $150,000 than if it is at least $150,000.

Payment Options

     There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of the variable account. For a discussion of the settlement options described in your Policy, see the SAI.

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Supplemental Benefits (Riders)

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     The following supplemental benefits (riders) are available and may be added to a Policy. The charge for these benefits, if any, may be deducted from your Policy’s Contract Value as part of the monthly deduction. See the “Fee Table” in this prospectus. The riders available with this Policy provide fixed benefits that do not vary with the investment experience of the variable account.

  Accelerated Benefit Rider for Terminal Illness— accelerated payment of a portion of the death benefit in the event the insured develops a terminal illness.
  Accidental Death Benefit Rider— payment of an accidental death benefit if the insured’s death was caused by accidental bodily injury.
  Automatic Increase Benefit— automatic increases in face amount.
  Children’s Term Insurance Rider— term insurance on the insured’s dependent children.
  Waiver of Deduction Rider— waiver of monthly deductions due to the insured’s total disability.
  Monthly Disability Benefit Rider— monthly disability benefit to the fixed account if the insured is totally disabled.

     The benefits and restrictions are described in each rider. We will provide samples of these provisions upon request. You should consult a tax adviser to learn about the tax consequences associated with each rider. Each rider may not be available in all states, and a rider may vary by state.

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Full and Partial Surrenders

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Full Surrender

     You may make a written request to fully surrender your Policy for its Cash Surrender Value, as calculated at the end of the Business Day on which we receive your signed request, unless you specify a later Business Day in your request. Please send your written request to the Service Center. The Cash Surrender Value is the amount we pay when you fully surrender your Policy while it is in force.

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The Cash Surrender Value on any Business Day equals:

• the Contract Value as of such date; minus
• any surrender charge as of such date; minus
• any monthly deductions due and unpaid as of such date; minus
• any outstanding loan amount (including interest you owe) as of such date.

Full	•	You must make your surrender request in writing.
Surrender	•	Your written surrender request must contain your signature.
Conditions:	•	Send your written request to the Service Center.
	•	The insured must be alive and the Policy must be in force when you make your written request. A surrender is effective as of the end of the Business Day on which we receive your written request and your Policy.
	•	You will incur a surrender charge if you surrender the Policy during the first nine
Policy years or within nine years after any increase in the face amount. See the
“Charges and Deductions” section.
	•	Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.
	•	We will pay you the Cash Surrender Value in a lump sum usually within seven calendar days unless you request other arrangements.

     We will price complete surrender requests that we receive from you at our Service Center before the NYSE closes for regular trading (usually, 4:00 p.m. Eastern Time, 1:00 p.m. Pacific Time) using the accumulation unit value determined at the close of that regular trading session of the NYSE. If we receive your complete surrender request after the close of regular trading on the NYSE, we will price your surrender request using the accumulation unit value determined at the close of the next regular trading session of the NYSE.

     Surrendering the Policy may have adverse tax consequences, including a penalty tax. See the “Federal Tax Considerations” section.

Partial Surrenders

     After the first Policy year, you may request a partial surrender of a portion of your Cash Surrender Value, subject to certain conditions. Partial surrenders may have tax consequences. See the “Federal Tax Considerations” section.

Partial	•	You must make your partial surrender request in writing.
Surrender	•	Your written partial surrender request must contain your signature.
Conditions:	•	Send your written request to the Service Center.
	•	You may make only one partial surrender each calendar quarter.
	•	You partial surrender request must be at least $500.
	•	You cannot withdraw more than 75% of the Cash Surrender Value without surrendering the Policy.
	•	You can specify the subaccount(s) and fixed account from which to make the partial surrender, otherwise we will deduct the amount from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of Contract Value contained in each subaccount and the fixed account). No portion of the loan account may be withdrawn.
	•	We will price complete partial surrender requests that we receive from you at our
Service Center before the NYSE closes for regular trading (usually, 4:00 p.m. Eastern
Time, 1:00 p.m. Pacific Time) using the accumulation unit value determined at the close of that regular trading session. If we receive your complete partial surrender request after the close of regular trading on the NYSE, we will price your partial surrender request using the accumulation unit value determined at the close of the next

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regular trading session of the NYSE.
•	We will reduce your Contract Value by the amount of the partial surrender you requested plus any processing fee.
•	We generally will pay a partial surrender request within seven calendar days after the
Business Day when we receive the request.

     Processing Fee for Partial Surrenders. Whenever you take a partial surrender, we deduct a processing fee according to your instructions (or on a pro rata basis if you provide no instructions) from the subaccounts and the fixed account equal to the lesser of $25 or 2% of the amount withdrawn.

     If the level death benefit (Option B) is in effect at the time of a partial surrender, we will reduce the face amount by the amount of the partial surrender (but not by the processing fee). See the “Death Benefit – Changing the Face Amount – Decreases” section. We will not allow any partial surrender to reduce the face amount below the minimum face amount set forth in your Policy specifications page.

     Income taxes, tax penalties and certain restrictions may apply to any full surrender or partial surrenders you make.

When We Will Make Payments

     We usually pay the amounts of any full surrender, partial surrender, Death Benefit Amount Payable, loans, or settlement options within seven calendar days after we receive all applicable written notices and/or due proofs of death. However, we can postpone such payments if:

  the NYSE is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or
  the SEC permits, by an order, the postponement for the protection of Policy owners; or
  the SEC determines that an emergency exists that would make the disposal of securities held in the variable account or the determination of their value not reasonably practicable.

     If you have submitted a recent check or draft, we have the right to defer payment of a full surrender, a partial surrender, Death Benefit Amount Payable, or payments under a settlement option until such check or draft has been honored.

     If mandated under applicable law, we may be required to reject a premium payment and/or otherwise block access to a Policy owner’s account and thereby refuse to pay any request for transfers, partial surrenders, a full surrender, loans, or death benefits. We may also be required to provide additional information about you, the insured, your beneficiary, or your account to government regulators. Once blocked, monies would be held in that account until instructions are received from the appropriate regulator.

     We have the right to defer payment of any full surrender, partial surrender, Death Benefit Amount Payable, loans, or settlement options from the fixed account for up to six months from the date we receive your written request.

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Transfers

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     You may make transfers from the subaccounts or from the fixed account, subject to the conditions stated below. You may not make any transfers from the loan account. We determine the amount you have available for transfers at the end of the Business Day when we receive your transfer request. We may modify or revoke the transfer privilege at any time. The following features apply to transfers under the Policy:

  You may make an unlimited number of transfers in a Policy year from and among the subaccounts (subject to the “Policy and Procedures Regarding Disruptive Trading and Market Timing” section below).
  You may only make one transfer each Policy year from the fixed account (unless you choose dollar cost averaging).

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  You may request transfers in writing (in a form we accept), or by telephone. You should send written requests to the Service Center.
  For subaccount transfers, you must transfer at least the lesser of $250, or the total value in the subaccount.
  For fixed account transfers, you may not transfer more than 25% of the value in the fixed account, unless the balance after the transfer is less than $250, in which case the entire amount will be transferred.
  We charge $25 for the 13th and each additional transfer during a Policy year, and unless you instruct us otherwise we deduct the transfer charge from the subaccounts and fixed account on a pro-rata basis. Any unused free transfers do not carry over to the next Policy year. Transfers we effect on the reallocation date, and transfers resulting from loans, dollar cost averaging, and death benefit processing are not treated as transfers for the purpose of assessing the transfer charge.
  We consider each written or telephone request to be a single transfer, regardless of the number of subaccounts (or fixed account) involved.
  We will price complete transfer requests that we receive at our Service Center before the NYSE closes for regular trading (usually, 4:00 p.m. Eastern Time, 1:00 p.m. Pacific Time) using the accumulation unit value determined at the close of that regular trading session of the NYSE. If we receive your complete transfer request after the close of regular trading on the NYSE, we will price the transfer request using the accumulation unit value determined at the close of the next regular trading session of the NYSE.

     We reserve the right to modify, restrict, suspend or eliminate transfer privileges at any time, for any class of Policies, for any reason.

Third Party Transfers

     If you authorize a third party to transact transfers on your behalf, we will honor their transfer instructions, so long as they comply with our administrative systems, rules and procedures, which we may modify or rescind at any time. However, you may not authorize a registered representative or an agent to transact transfers on your behalf. We take no responsibility for any third party asset allocation program. Please note that any fees and charges assessed for third party asset allocation services are separate and distinct from the Policy fees and charges set forth in this prospectus. We neither recommend nor discourage the use of asset allocation services.

Telephone Transfers

     Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. (In some states you may have to elect telephone transfers.) To make a telephone transfer, you must call the Service Center toll-free at 1-877-376-8008, open between 8:00 a.m. and 6:00 p.m. Eastern Time. Any telephone transfer requests directed to another number may not be considered received at our Service Center.

Please note the following regarding telephone transfers:

  We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.
  We will employ reasonable procedures to confirm that telephone instructions are genuine.
  Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.
  If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

     We will price any complete telephone transfer request that we receive at the Service Center before the NYSE closes for regular trading (usually, 4:00 p.m. Eastern Time, 1:00 p.m. Pacific Time) using the

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accumulation unit value determined at the end of that regular trading session of the NYSE. We cannot guarantee that telephone transfer transactions will always be available. For example, our Service Center may be closed during severe weather emergencies or there may be interruptions in telephone service or problems with computer systems that are beyond our control. Outages or slowdowns may prevent or delay our receipt of your request. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

     The corresponding portfolio of any subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the NYSE (usually, 4:00 p.m. Eastern Time, 1:00 p.m. Pacific Time), which coincides with the end of each Business Day. Therefore, we will price any transfer request we receive after the close of the regular business session of the NYSE, on any day the NYSE is open for regular trading, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.

     We reserve the right to modify, restrict, suspend or eliminate the transfer privileges (including the telephone transfer facility) at any time, for any class of Policies, for any reason.

Policy and Procedures Regarding Disruptive Trading and Market Timing

     Statement of Policy. This Policy is not designed for use by organizations or individuals engaged in market timing or for use by investors who make frequent transfers, programmed transfers, transfers into and then out of a subaccount in a short period of time, or transfers of large amounts at one time (“Disruptive Trading”).

     Market timing and other kinds of Disruptive Trading can increase your investment risks and have harmful effects for you, for other Policy owners, for the underlying portfolios, and for other persons who have material rights under the Policy, such as insureds and beneficiaries. These risks and harmful effects include  :

dilution of the interests of long-term investors in a subaccount if market timers manage to transfer into an underlying portfolio at prices that are below the true value or to transfer out of the underlying portfolio at prices that are above the true value of the underlying portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);
reduced investment performance due to adverse effects on portfolio management by:
o	impeding a portfolio manager’s ability to sustain an investment objective;
o	causing the underlying portfolio to maintain a higher level of cash than would otherwise be the case; or
o	causing an underlying portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay partial surrenders or transfers out of the underlying portfolio; and
increased costs to you in the form of increased brokerage and administrative expenses. These costs are borne by all Policy owners invested in those subaccounts, not just those making the transfers.

     Policy Against Disruptive Trading. We have adopted policies and procedures that are intended to detect and deter market timing and other forms of Disruptive Trading in the Policy. We do not make special arrangements or grant exceptions or waivers to accommodate any persons or class of persons with regard to these policies and procedures. Do not invest with us if you intend to conduct market timing or potentially Disruptive Trading.

     For these purposes, we do not include transfers made pursuant to Dollar Cost Averaging or Automatic Asset Rebalancing.

     Detection. We monitor the transfer activities of owners in order to detect market timing and other forms of Disruptive Trading activity. However, despite our monitoring we may not be able to detect or halt all Disruptive Trading activity. Our ability to detect Disruptive Trading may be limited by operational or

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technological systems, as well as by our ability to predict strategies employed by market timers to avoid detection. As a result, despite our efforts, there is no assurance that we will be able to identify and curtail all Disruptive Trading by such Policy owners or intermediaries acting on their behalf.

     In addition, because other insurance companies (and retirement plans) with different market timing policies and procedures may invest in the underlying portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying portfolio will not suffer harm from Disruptive Trading in the subaccounts of variable products issued by these other insurance companies (or retirement plans) that invest in the underlying portfolios.

     As a result, to the extent we are not able to detect Disruptive Trading activity, or other insurance companies (or retirement plans) fail to detect such activity, it is possible that a market timer may be able to engage in Disruptive Trading transactions that may interfere with underlying portfolio management and cause you to experience detrimental effects such as increased costs, lower performance and a dilution of your interest in a underlying portfolio.

     Deterrence. We impose limits on transfer activity within the Policy in order to deter Disruptive Trading. We will accept the following transfers only if the order is sent to us with an original signature and by first class U.S. Mail:

transfers in excess of $250,000 per Policy, per day; and
transfers into or out of the following subaccounts in excess of $50,000 per Policy, per day:
o	DWS Global Opportunities VIP;
o	DWS International VIP;
o	Templeton Developing Markets Securities Fund;
o	Templeton Global Asset Allocation Fund; and
o	PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-Hedged).

     If you send a transfer request in excess of these restrictions by any other method (such as fax, phone, or overnight mail), we will not honor your request.

     If we identify suspicious transfer activity, we will advise you in writing that we are monitoring your transfer activity and that we will impose restrictions if we identify a pattern of Disruptive Trading activity. If we identify such a pattern as a result of continued monitoring, we will notify you in writing that all future transfers must be requested through first class U.S. Mail. This means that we would accept only written transfer requests with an original signature transmitted to us only by first class U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

     To further deter any market timing and Disruptive Trading activities, we may at any time and without prior notice:

  terminate all telephone, website, email or fax transfer privileges;
  limit the total number of transfers;
  place further limits on the dollar amount that may be transferred;
  require a minimum period of time between transfers; or
  refuse transfer requests from intermediaries acting on behalf of you.

     Our ability to impose these restrictions in order to discourage market timing and other forms of Disruptive Trading may be limited by the provisions of your Policy. As a result, to the extent the provisions of your Policy limit our actions, some Policy owners may be able to market time through the Policy, while others would bear the harm associated with the timing.

     We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an

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underlying portfolio’s operations, or (2) if an underlying portfolio would reject or has rejected our purchase order, or has instructed us not to allow that purchase or transfer, or (3) you have a history of large or frequent transfers. We may impose other restrictions on transfers, or even prohibit transfers for any Policy owner who, in our view, has abused, or appears likely to abuse, the transfer privilege. We also reserve the right to reverse a potentially harmful transfer if an underlying portfolio refuses or reverses our order; in such instances some Policy owners may be treated differently than others. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

     In addition to our internal policies and procedures, we will administer your Policy to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying portfolios.

Under our current policies and procedures, we do not:

  impose redemption fees on transfers;
  expressly limit the number, size or frequency of transfers in a given period (except for certain subaccounts listed above where transfers that exceed a certain size are prohibited); or
  allow a certain number of transfers in a given period.

     Redemption fees, other transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other forms of Disruptive Trading and in preventing or limiting harm from such trading.

     We may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter market timing or other Disruptive Trading if we discover that our current procedures do not adequately curtail such activity, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in frequent transfer activity among the underlying portfolios under the Policy. The actions we take will be based on policies and procedures that we apply uniformly to all Policy owners.

     Underlying Portfolio Frequent Trading Policies. The underlying portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the underlying portfolios describe any such policies and procedures. The frequent trading policies and procedures of one underlying portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of another underlying portfolio and the policies and procedures we have adopted for the Policy to discourage market timing and other programmed, large, frequent, or short-term transfers.

     You should be aware that, upon written request by a fund or its designee, we are required to provide the fund with information about you and your trading activities in and out of one or more portfolios of the fund. In addition, a fund may require us to restrict or prohibit your purchases and exchanges of shares of a specified portfolio if the fund identifies you as violating the frequent trading policies established for that portfolio.

     Omnibus Order. Policy owners and other persons with material rights under the Policy also should be aware that the purchase and redemption orders received by the underlying portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and

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procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying portfolios. In addition, if an underlying portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the underlying portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Automatic Asset Rebalancing Program

     Under the Automatic Asset Rebalancing (“AAR”) program, we will automatically transfer amounts among the subaccounts each quarter to reflect your most recent instructions for allocating premiums. The Automatic Asset Rebalancing Program may not be used to transfer amounts into and out of the fixed account. No transfer fees apply, and transfers under the AAR program are not included when we determine the number of free transfers permitted each year. For more information, see the SAI.

Dollar Cost Averaging Program

     Under the dollar cost averaging program, you may authorize us to transfer a fixed dollar amount at monthly intervals from the fixed account to one or more subaccounts. You may designate up to eight subaccounts to receive the transfers.

     You may enroll in the dollar cost averaging program at any time by submitting a request to the Service Center. We make transfers on the same day of every month on your monthly due date. Transfers under this program are not included when we determine the number of free transfers permitted each year. We must receive your request at least five Business Days before the transfer date for your transfers to begin on that date. When you enroll in the dollar cost averaging program, your total fixed account value must be at least equal to the amount you designate to be transferred on each transfer date. Transfers from the fixed account under this program must be at least $100. If on any transfer date the amount remaining in the fixed account is less than the amount designated to be transferred, the entire balance will be transferred out of the fixed account and applied pro-rata to the selected subaccounts, and the dollar cost averaging request will expire.

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Loans

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     While the Policy is in force, you may borrow money from us using the Policy as the only security for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences. See the “Federal Tax Considerations” section.

Loan Conditions:	• You may take a loan against the Policy for amounts up to the Cash Surrender Value, minus loan interest you would have to pay by the next Policy anniversary, and minus three monthly deductions, or the number of monthly deductions due prior to the next
Policy anniversary, if fewer.
• To secure the loan, we transfer an amount equal to the loan from the subaccounts and fixed account to the loan account, which is a part of our general account. If your loan request does not specify any allocation instructions, we will transfer the loan from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of Contract Value contained in each subaccount and the fixed account).
• Amounts in the loan account earn interest at the guaranteed minimum rate of 2.5% per year, compounded annually. We may credit the loan account with an interest rate different from the fixed account.
• We normally pay the amount of the loan within seven calendar days after we receive proper loan request at the Service Center. We may postpone payment of loans under certain conditions. See the “Full and Partial Surrenders – When We Will Make
Payments” section.

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• We charge you interest on your loan. The loan interest rate for Policy years 1 through
15 is 4.5% per year, compounded annually. The loan interest rate for Policy years 16 and beyond is 2.5% per year, compounded annually. This loan interest rate is guaranteed never to exceed 6.5% per year, compounded annually. Interest accrues daily and is due and payable at the end of each Policy year, or on the date of any loan increase or repayment, if earlier. Unpaid interest becomes part of the outstanding loan amount and accrues interest daily.
• You may repay all or part of your outstanding loan amount at any time by sending the repayment to the Service Center. Loan repayments must be at least $25, and must be clearly marked as “loan repayment” or they will be credited as premiums.
• Upon each loan repayment, we will transfer an amount equal to the loan repayment from the loan account to the fixed and/or subaccounts according to your current premium allocation instructions.
• We deduct any outstanding loan amount (including any interest you owe), from the
Cash Surrender Value and from the Death Benefit on the insured’s death.
• Unpaid loan amounts (including any interest you owe) will reduce the Cash Surrender
Value and possibly cause your Policy to fail the Grace Premium Test, which may result in the Policy entering the 61-day grace period. See “Policy Lapse and
Reinstatement”

Effects of Policy Loans

     Risk of Policy Lapse. There are risks involved in taking a Policy loan, one of which is an increased potential for the Policy to lapse. A Policy loan, whether or not repaid, affects the Policy, the Contract Value and the death benefit. We deduct any outstanding loan amount (including any interest you owe the loans) from the proceeds payable upon the death of the insured and from the Cash Surrender Value. Repaying the loan causes the Death Benefit Amount Payable and Cash Surrender Value to increase by the amount of the repayment. We will notify you (or any assignee of record) if the sum of your outstanding loan amount (including any interest you owe on the loans) is more than the Contract Value. If you do not submit a sufficient payment during the 61-day grace period, your Policy will lapse without value, insurance coverage will no longer be in effect, and you will receive no benefits.

     Risk of Investment Performance. As long as a loan is outstanding, we hold an amount equal to the outstanding loan amount in the loan account. The amount in the loan account is not affected by the variable account’s investment performance and may not be credited with the same interest rates currently accruing on the fixed account. Amounts transferred from the variable account to the loan account will affect the Contract Value because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment results of the variable account.

     Tax Risks. The federal tax consequences of a Policy loan are uncertain. A Policy loan may have adverse tax consequences. You should review the “Federal Tax Considerations” section of this prospectus carefully, especially if you are purchasing this Policy with the intention of taking Policy loans or a partial surrender at any time in the future, and/or you intend to keep the Policy in force after the insured reaches age 100.

You should consult a qualified tax adviser before taking out a Policy loan.

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Policy Lapse and Reinstatement

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Lapse

The following flow chart shows the process used to determine if the Policy will enter the 61-day grace period:

** These two conditions make up the Grace Exemption Test. If the answer to both questions is “Yes,” then the Grace Exemption Test is passed.

     If your Policy enters into a grace period, we will mail a notice to your last known address and to any assignee of record. We will mail the notice at least 61 days before the end of the grace period. The notice will specify the minimum payment that you must pay to prevent your Policy from lapsing and the final date by which we must receive the payment at the Service Center in order to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate.

     It is possible that we may require you to pay an additional premium (over and above the premium specified in the lapse notice) if the investment performance of your Policy is unfavorable during the grace period.

     In order to prevent your Policy from lapsing, the premium payment you pay must be large enough to cause either one of the following conditions:

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Condition One: After deducting the monthly deduction due on the first two monthly due dates following the first day of the grace period, the Cash Surrender Value would be positive.

Condition Two: The Policy passes the Grace Premium Test after two more minimum premiums are added to the cumulative minimum premiums following the first date of the grace period

Reinstatement

     We will consider reinstating a lapsed Policy within three years, unless otherwise required by state law, after the Policy enters a grace period that ends with a lapse (and prior to the maturity date).

If your Policy has lapsed, you must do the following to reinstate the Policy:

  complete a reinstatement application;
  meet both Condition One and Two below.

Condition One: You must pay sufficient premium payments so that the Policy has a positive Cash Surrender Value after deducting all monthly deductions due from the first day of the grace period to the effective date of the reinstatement of the Policy, plus pay for the monthly deductions on the three due dates following reinstatement; and

Condition Two: You must pay sufficient premium payments so that the Grace Exemption Test (described in the diagram above) is passed as of the effective date of the reinstatement of the Policy, plus pay an additional three minimum premium payments.

You must also provide evidence of insurability to demonstrate:

  that there has been no material change in the health of the insured since the issue date; and
  that there has been no material change in the health of any natural persons covered under any riders attached to this Policy since that rider’s issue date.

We will not reinstate any indebtedness unless required by state law.

     We will not consider your request for reinstatement unless you have made sufficient premium payments and provided the requested evidence of insurability. Until we have received all required premiums and evidence of insurability, we will hold your premiums in the Reinstatement Suspense Account without interest. If your reinstatement premiums have been in our Reinstatement Suspense Account for more than 60 days, we will send a notice to your address of record reminding you that your Policy will remain lapsed until you send in the required items and we approve your application. After we have held your reinstatement premiums in our Reinstatement Suspense Account for 90 days, we will return your reinstatement premiums to you and you will be required to reapply for reinstatement of your Policy.

     We may decline a request for reinstatement. We will not reinstate a Policy that has been surrendered for the Cash Surrender Value or that had an outstanding loan amount on the date of lapse.

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Federal Tax Considerations

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     The following summary provides a general description of the federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisers for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the “IRS”). Federal income tax laws and the current interpretations by the IRS may change.

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Tax Status of the Policy

     A Policy must satisfy certain requirements set forth in the Tax Code in order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law. There is limited guidance as to how these requirements are to be applied. Nevertheless, we believe that a Policy issued on a standard premium class basis should satisfy the applicable Tax Code requirements. There is, however, some uncertainty about the application of the Tax Code requirements if a Policy is issued on a special premium class basis, and particularly if the full amount of premiums permitted under the Policy is paid. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions and make other changes to your Policy that may be necessary in order to do so.

     In some circumstances, owners of variable life insurance contracts who retain excessive control over the investment of the underlying portfolio assets of the variable account may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although there is limited published guidance in this area and it does not address certain aspects of the Policies, we believe that the owner of a Policy should not be treated as the owner of the underlying assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the Policies from being treated as the owners of the underlying portfolio assets of the variable account.

     In addition, the Tax Code requires that the investments of the variable account be “adequately diversified” in order to treat the Policy as a life insurance contract for federal income tax purposes. We intend that the variable account, through the portfolios, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

     In General. We believe that the death benefit under a Policy generally should be excludible from the beneficiary’s gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary’s circumstances. You should consult a tax adviser on these consequences.

     Generally, you will not be deemed to be in constructive receipt of the Contract Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by (e.g., by assignment), a Policy, the tax consequences depend on whether the Policy is classified as a “Modified Endowment Contract.” Modified Endowment Contracts. Under the Tax Code, certain life insurance contracts are classified as “Modified Endowment Contracts,” (“MEC”) with less favorable income tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether it is classified as a MEC. In general a Policy will be classified as a MEC if the amount of premiums paid into the Policy causes the Policy to fail the “7-pay test.” A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

     If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial surrender, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a “material change” in the Policy’s benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit that is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your

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Policy from becoming a MEC it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy owner should consult with a competent tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

     Upon issue of your Policy, we will notify you if your Policy is classified as a MEC based on the initial premium we receive. If any future payment we receive would cause your Policy to become a MEC, you will be notified. We will not invest that premium in the Policy until you notify us that you want to continue your Policy as a MEC.

     Distributions (other than Death Benefits) from Modified Endowment Contracts. Policies classified as MECs are subject to the following tax rules:

  All distributions other than death benefits from a MEC, including distributions upon surrender and partial surrender, will be treated first as distributions of gain taxable as ordinary income and as tax- free recovery of the Policy owner’s investment in the Policy only after all gain has been distributed.
  Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.
  A 10% additional income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59½ or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you, and the beneficiary.
  If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

Distributions (other than Death Benefits) from Policies that are not Modified Endowment Contracts.

Distributions other than Death Benefits from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, the tax consequences associated with Policy loans from this Policy are less clear because the difference between the interest rate we charge on Policy loans and the rate we credit to the loan account results in a net cost to you that could be viewed as negligible and, as a result, it is possible that such a loan could be treated as, in substance, a taxable distribution. You should consult a tax adviser about such loans.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a MEC are subject to the 10% additional tax.

     Investment in the Policy. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     Policy Loans. If a loan from a Policy is outstanding when the Policy is cancelled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences. If your Policy has a large amount of indebtedness when it lapses or is surrendered, you might owe taxes that are much more than the Surrender Value you receive.

   This Policy may be purchased with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the Policy without allowing the Policy to lapse. The aim of this strategy is to continue borrowing from the Policy until its Contract Value is just enough to

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pay off the Policy loans that have been taken out. Anyone contemplating taking advantage of this strategy should be aware that it involves several risks. First, this strategy will fail to achieve its goal if the Policy is a MEC or becomes a MEC after the periodic borrowing begins. Second, this strategy has not been ruled on by the Internal Revenue Service or the courts and it may be subject to challenge by the IRS, since it is possible that loans under this Policy will be treated as taxable distributions. Finally, there is a significant risk that poor investment performance, together with ongoing deductions for insurance charges, will lead to a substantial decline in the Contract Value that could result in the Policy lapsing. In that event, assuming Policy loans have not already been subject to tax as distributions, a significant tax liability could arise when the lapse occurs. Anyone considering using the Policy as a source of tax-free income by taking out Policy loans should consult a competent tax adviser before purchasing the Policy about the tax risks inherent in such a strategy.

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     Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner’s income when a taxable distribution occurs.

     Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     Life Insurance Purchases by Residents of Puerto Rico. The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

     Other Policy Owner Tax Matters. The tax consequences of continuing the Policy after the insured reaches age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in-force after the insured reaches age 100. It is possible that the Internal Revenue Service might tax you as though you have surrendered the Policy when the insured reaches age 100, even if you keep the Policy in force. This could potentially result in a very large tax liability for you. The tax liability might be much larger than the Cash Surrender Value of this Policy.

     Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser as to tax attributes of the arrangement.

     Employer-owned Life Insurance Contracts. Pursuant to recently enacted section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such contract. It is the employer’s responsibility to verify the eligibility of the intended insured under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j). These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

     Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f)

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entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

     Split-Dollar Arrangements. On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the “Act”). The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

     Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

     In addition, the IRS and Treasury have issued guidance relating to split dollar insurance arrangements that significantly affect the tax treatment of such arrangements. This guidance affects all split dollar arrangements, not just those involving publicly-traded companies. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

     Estate, Gift and Generation-Skipping Transfer Taxes. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the insured dies, the death proceeds will generally be includable in the owner’s estate for purposes of federal estate tax if the insured owned the Policy. If the owner was not the insured, the fair market value of the Policy would be included in the owner’s estate upon the owner’s death. The Policy would not be includable in the insured’s estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

     Moreover, under certain circumstances, Tax Code may impose a “generation skipping transfer tax” when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under Tax Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

     Economic Growth and Tax Relief Reconciliation Act of 2001. The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact a permanent repeal between now and then.

     During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2007, the maximum estate tax rate is 45% and the estate tax exemption is $2,000,000.

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     The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified tax adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

     Accelerated Benefit Rider for Terminal Illness. The tax consequences associated with adding or electing to receive benefits under the Accelerated Benefit Rider for Terminal Illness are unclear. A tax adviser should be consulted about the tax consequences of adding this rider to a Policy or requesting payment under the rider.

     Alternative Minimum Tax. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the Policy owner is subject to that tax.

     Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy purchase.

     Foreign Tax Credits. We may benefit from any foreign tax credits attributable to taxes paid by certain portfolios to foreign jurisdictions to the extent permitted under federal tax law.

     Possible Tax Law Changes. While the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     Possible Charges for Our Taxes. At the present time, we make no charge for any federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the subaccounts or to the Policy. We reserve the right to impose charges for any future taxes or economic burden we may incur.

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Additional Information

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Distribution of the Policies

     Distribution and Principal Underwriting Agreement. We have entered into a distribution agreement with Farmers Financial Solutions, LLC (“FFS”), our affiliate, for the distribution and sale of the Policies. Pursuant to this agreement, FFS serves as principal underwriter for the Policies. FFS is affiliated with Farmers through Farmers’ parent that provides management-related services to the parent companies of FFS. FFS offers the Policies for sale through its sales representatives. We reimburse FFS for certain expenses it incurs in order to pay for the distribution of the Policies.

     Compensation to Broker-Dealers Selling the Policies. We pay commissions to FFS for sales of the Policies by FFS’ sales representatives. Sales commissions may vary, but the commissions payable for Policy sales by sales representatives of FFS are expected not to exceed [69]% of premiums up to a target premium set by Farmers received within the first two Policy years (we may pay additional amounts) and [5.14] % of premium received in excess of the target premium through the 10th Policy year. After year 10, the commission is not expected to exceed 0.185% of the Policy’s Contract Value each year. FFS may be required to return to us first year commissions if the Policy is not continued through the first Policy year.

     Special Compensation Paid to FFS. We pay for FFS’ operating and other expenses, including overhead, legal, and accounting fees. We may also pay for certain sales expenses of FFS: sales representative training materials; marketing materials and advertising expenses; and certain other expenses of distributing the Policies. In addition, we contribute indirectly to the deferred compensation for FFS’ sales representatives. FFS pays its sales representatives a portion of the commissions received for their sales of the Policies.

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     FFS’ sales representatives and their managers are also eligible for various cash benefits, such as cash production incentive bonuses based on aggregate sales of our variable insurance policies (including this Policy) and/or other insurance products we issue, as well as certain insurance benefits and financing arrangements. Cash production incentive bonuses may equate to a sizeable percentage of first year premiums up to a target premium set by Farmers.

     In addition, FFS’ sales representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional non-cash compensation. Non-cash compensation items that FFS and we may provide jointly include attendance at conferences, conventions, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items. By selling this Policy, sales representatives and/or their managers may qualify for these productivity benefits. FFS’ sales representatives and managers may receive other payments from us for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

     Exclusive Access to FFS’ Distribution Network. In exchange for the amounts we pay to FFS, we receive exclusive access to FFS’ distribution network. The amounts we pay are designed especially to encourage the sale of our products by FFS. See the SAI for a discussion of the amounts of commissions and bonuses we have paid FFS in connection with its exclusive offering of the Policies and other Farmers variable life products.

     The prospect of receiving, or the actual receipt, of the additional compensation may provide FFS and/or its sales representatives with an incentive to recommend the Policies to prospective owners over the sales of other investments with respect to which FFS either does not receive additional compensation or receives lower levels of additional compensation.

     Ask your sales representative for further information about the compensation your sales representative and FFS may receive in connection with your purchase of a Policy. Also inquire about any revenue sharing arrangements that we may have with FFS, including the conflicts of interest that such arrangements may create.

     No specific charge is assessed directly to Policy owners or the variable account to cover commissions and other incentives and payments described above in connection with the distribution of the Policies. However, we intend to recoup commissions and other sales expenses through the fees and charges we deduct under the Policy and through other corporate revenue.

     You should be aware that FFS and its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these payments may create an incentive for the selling firm or its sales representatives to recommend or sell this Policy to you. You may wish to take these payments into account when considering and evaluating any recommendations relating to the Policy.

Legal Proceedings

     Like other life insurance companies, we are involved in lawsuits. These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. In addition, we are, from time to time, involved as a party to various governmental and administrative proceedings. While it is not possible to predict the outcome of such matters with absolute certainty, at the present time, it appears that there are no pending or threatened lawsuits that are likely to have a material adverse impact on the variable account, on FFS’ ability to perform under its principal underwriting agreement, or on Farmers’ ability to meet its obligations under the Policy.

Financial Statements

     The audited financial statements of Farmers New World Life Insurance Company and Farmers Variable Life Separate Account A are contained in the SAI. The financial statements of Farmers New World Life Insurance Company should be considered only as bearing on our ability to meet our obligations under the

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Policies. For a free copy of these audited financial statements and/or the SAI, please call or write to us at our Service Center.

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Table of Contents for the SAI

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Glossary

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For your convenience, we are providing a glossary of the special terms we use in this prospectus.

accumulation unit	loan amount, plus the amounts to be paid under the
An accounting unit we use to calculate subaccount	terms of any riders you added to the Policy.
values. It measures the net investment results of
each of the subaccounts.	face amount
The dollar amount of insurance selected by the
attained age	owner; used to determine the death benefit. The face
The insured’s age on the issue date plus the number	amount on the issue date is set forth on the Policy
of Policy years completed since the issue date.	specifications page. You may increase or decrease
the face amount under certain conditions. Certain
beneficiary	actions you take, such as changing the death benefit
The natural person(s) or entity(ies) you select to	option or taking a partial surrender, may affect the
receive the Death Benefit Amount Payable from this	amount of the face amount. The actual Death
Policy.	Benefit Amount Payable we pay under the Policy
may be more or less than the face amount.
Business Day
Each day that the NYSE is open for regular trading.	fixed account
Farmers New World Life Insurance Company is	An option to which you can direct your Contract
open to administer the Policy on each day the NYSE	Value under the Policy. It provides a guarantee of
is open for regular trading. When we use the term	principal and interest. The assets supporting the
“Business Day” in this prospectus, it has the same	fixed account are held in our general account and are
meaning as the term “Valuation Day” found in the	not part of, or dependent on, the investment
Policy.	performance of the variable account.
Cash Surrender Value	fixed account value
The amount we will pay you if you fully surrender	The portion of your Contract Value allocated to the
the Policy while it is in force. The Cash Surrender	fixed account.
Value on the date you surrender is equal to: the
Contract Value, minus any surrender charge, minus	funds
any monthly deductions due and unpaid, and minus	Investment companies that are registered with the
any outstanding loan amount.	SEC. This Policy allows you to invest in the
portfolios of the funds that are listed on the front
Company (we, us, our, Farmers, FNWL)	page of this prospectus.
Farmers New World Life Insurance Company
general account
Contract Value	The account containing all of Farmers’ assets, other
The sum of the values you have in the subaccounts	than those held in its separate accounts.
and the fixed account. If you have a loan
outstanding, the Contract Value includes any	Home Office
amounts we hold in the loan account to secure	The address of our Home Office is 3003 - 77th
the loan.	Avenue, S.E., Mercer Island, Washington 98040.
Death Benefit Amount Payable	initial premium
The amount we will pay to the beneficiary when we	The amount you must pay before insurance coverage
receive proof of the insured’s death, equal to death	begins under this Policy.
benefit in effect as of the date of the insured’s death,
minus any monthly deductions due and unpaid at the	insured
date of the insured’s death, minus any outstanding	The natural person whose life is insured by this
Policy.

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issue age	The New York Stock Exchange
The insured’s age as of the last birthday on the issue
date.	outstanding loan amount
The total amount of all outstanding Policy loans,
issue date	including both principal and interest due, minus the
The date when life insurance coverage begins. We	total amount of all loan repayments. We deduct an
measure Policy months, Policy years, and Policy	amount equal to the outstanding loan amount from
anniversaries from the issue date. On the issue date,	the subaccounts and the fixed account and place it in
we place your initial premium (minus the premium	the loan account as collateral for the loans. The loan
expense charge) in the fixed account. The first	account is part of our general account. The
monthly deduction occurs on the issue date. The	outstanding loan amount, or loan account value, is
entire Contract Value remains allocated to the fixed	defined as the “Policy Loan Balance” in the Policy.
account until the reallocation date.
portfolio
loan account value	A separate investment portfolio of a fund. Each
The portion of your Contract Value allocated to the	subaccount invests exclusively in one portfolio of a
loan account.	fund.
lapse	premium class
When life insurance coverage ends without value	A classification that affects the cost of insurance rate
because you have not made a sufficient payment by	and the premium required to insure an individual.
the end of a 61-day grace period. On any monthly
due date, the Policy enters a 61-day grace period	premiums
unless: (i) the Cash Surrender Value is positive, after	All payments you make under the Policy other than
deducting the monthly deduction that is due; or (ii)	loan repayments. When we use the term “premium”
the Contract Value exceeds the outstanding loan	in this prospectus, it generally has the same meaning
amount and your Policy passes the Grace Premium	as “Premium Payments” in the Policy, refers to
Test (which requires that a minimum premium	planned or unplanned premium payments, and
amount is paid).	means a premium without a premium expense
charge applied.
maturity date
The Policy anniversary when the insured reaches age	Premium Expense Charge
121 and life insurance coverage under this Policy	An amount deduced from each premium payment
ends. The maturity date is shown on the Policy	before the remainder of the premium payment is
specifications page.	allocated to the subaccounts and/or fixed account
based on your current allocation percentage for
monthly deduction	premium payments. Initial premiums are assessed
The amount we deduct from the Contract Value each	the premium expense charge, and the remainder is
month to pay for the insurance coverage. The	allocated to the fixed account until the reallocation
monthly deduction includes the cost of insurance	date.
charge, the monthly administration charge, the risk
charges of any attached riders, and any monthly	reallocation date
underwriting and sales expense charge.	The date we reallocate any premium (plus interest)
held in the fixed account to the subaccounts and/or
monthly due date	fixed account as you directed in your application.
The day of each month when we determine the	The reallocation date is the record date, plus the
monthly deductions and deduct them from Contract	number of days in your state’s right to examine
Value. It is the same date each month as the issue	period, plus 10 days.
date. If there is no Business Day that coincides with
the issue date in the calendar month, the monthly
due date is the next Business Day.
record date
NYSE

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The date we record your Policy in our books as an in	accept, (2) contain the information and
force policy.	documentation that we determine is necessary, and
(3) be received at our Service Center.
right-to-examine period
The period when you may return the Policy and	you (your, owner)
receive a refund. The length of the right-to-examine	The person entitled to exercise all rights as owner
period varies by state. It will be at least 10 days	under the Policy.
from the date you receive the Policy. The first page
of your Policy shows your right to examine period.
Service Center
The address of the Service Center is P.O. Box
724208, Atlanta, GA 31139. McCamish Systems,
L.L.C. (registered and known as “McCamish
Systems, LLC Insurance Administrators” in the
State of California only) is the administrator of the
Policy. You can call the Service Center office toll-
free at 1-877-376-8008.
subaccount
A division of the variable account that invests
exclusively in shares of one portfolio of a fund. The
investment performance of each subaccount is linked
directly to the investment performance of the
portfolio in which it invests.
surrender
The termination of the Policy at the option of the
owner.
surrender charge
The amount, based on the face amount, we charge
you to fully surrender this Policy. The surrender
charge is equal to (a) +(b), where (a) is the surrender
charge for the face amount on the issue date; and (b)
is the surrender charge for each increase in face
amount. The surrender charge applies during the
first nine Policy years and within nine years
following any increase in the face amount.
Tax Code
The Internal Revenue Code of 1986, as amended.
variable account
Farmers Variable Life Separate Account A. It is a
separate investment account that is divided into
subaccounts, each of which invests in a
corresponding portfolio of a designated fund.
written notice
The written notice you must sign and send us to
request or exercise your rights as owner under the
Policy. To be complete, it must: (1) be in a form we

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Appendix A - Guaranteed Maximum Cost of Insurance Rates

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GUARANTEED MAXIMUM MONTHLY COST OF INSURANCE RATES
Per $1,000 of Risk Insurance Amount
Attained	Male	Male	Female	Female Attained		Male	Male	Female	Female
Age	Non-Nicotine Nicotine* Non-Nicotine Nicotine*				Age	Non-Nicotine Nicotine* Non-Nicotine Nicotine*
0	N/A	0.06001	N/A	0.03500	51	0.31471	0.61121	0.27458	0.53155
1	N/A	0.03834	N/A	0.02583	52	0.34732	0.67332	0.30551	0.59108
2	N/A	0.02750	N/A	0.01916	53	0.38498	0.74807	0.33812	0.65569
3	N/A	0.02000	N/A	0.01666	54	0.43269	0.83717	0.37242	0.72454
4	N/A	0.01750	N/A	0.01583	55	0.48629	0.93226	0.41176	0.79765
5	N/A	0.01750	N/A	0.01500	56	0.54161	1.03082	0.45446	0.87587
6	N/A	0.01833	N/A	0.01583	57	0.59527	1.12189	0.49970	0.95500
7	N/A	0.01833	N/A	0.01750	58	0.64897	1.20883	0.54664	1.03756
8	N/A	0.01833	N/A	0.01750	59	0.71194	1.31107	0.59443	1.12611
9	N/A	0.01916	N/A	0.01750	60	0.78840	1.43713	0.64478	1.21812
10	N/A	0.02000	N/A	0.01833	61	0.88176	1.59135	0.70019	1.31784
11	N/A	0.02333	N/A	0.02083	62	0.99037	1.76877	0.75899	1.42359
12	N/A	0.02833	N/A	0.02250	63	1.10924	1.95930	.82119	1.53200
13	N/A	0.03333	N/A	0.02583	64	1.23333	2.15024	0.88933	1.64904
14	N/A	0.04334	N/A	0.02833	65	1.36266	2.33731	0.96510	1.77557
15	N/A	0.05501	N/A	0.03000	66	1.49387	2.51876	1.04768	1.91334
16	N/A	0.06502	N/A	0.03250	67	1.63122	2.70230	1.13961	2.06666
17	N/A	0.07419	N/A	0.03417	68	1.77642	2.89051	1.24177	2.23476
18	N/A	0.07920	N/A	0.03667	69	1.93972	3.09808	1.35336	2.42029
19	N/A	0.08170	N/A	0.03834	70	2.13062	3.33638	1.47947	2.63021
20	N/A	0.07920	N/A	0.03750	71	2.36296	3.62993	1.62358	2.86556
21	0.07920	0.11340	0.03917	0.05251	72	2.63536	3.97231	1.78151	3.12222
22	0.07920	0.11924	0.04000	0.05501	73	2.92321	4.31861	1.95420	3.40297
23	0.08003	0.12508	0.04000	0.05751	74	3.23355	4.69520	2.14598	3.69761
24	0.08086	0.13176	0.04167	0.06085	75	3.57270	5.11567	2.35698	4.00801
25	0.08337	0.13927	0.04250	0.06585	76	3.95664	5.58418	2.58905	4.34483
26	0.08670	0.14678	0.04584	0.07002	77	4.40517	6.12911	2.84664	4.70924
27	0.08837	0.15095	0.04751	0.07419	78	4.92894	6.75812	3.12826	5.10421
28	0.08670	0.15179	0.05001	0.07920	79	5.51951	7.45576	3.43845	5.53102
29	0.08587	0.15095	0.05251	0.08420	80	6.18263	8.22452	3.82529	6.06583
30	0.08503	0.15012	0.05501	0.08921	81	6.90909	9.04868	4.30288	6.72401
31	0.08420	0.15095	0.05835	0.09588	82	7.68497	9.90463	4.81112	7.40691
32	0.08503	0.15346	0.06168	0.10255	83	8.53991	10.82608	5.34786	8.10961
33	0.08754	0.15847	0.06585	0.11090	84	9.50017	11.87958	5.95007	8.84722
34	0.08921	0.16431	0.07086	0.12174	85	10.58031	13.08901	6.56439	9.53442
35	0.09338	0.17099	0.07669	0.13259	86	11.78364	14.41951	7.29574	10.33521
36	0.09755	0.18101	0.08253	0.14344	87	13.10250	15.85547	8.20718	11.33853
37	0.10339	0.19270	0.08754	0.15262	88	14.52614	17.37749	9.17863	12.35414
38	0.11090	0.20690	0.09171	0.16181	89	16.04444	18.97012	10.15602	13.29346
39	0.11757	0.22277	0.09671	0.17182	90	17.58287	20.53619	10.88246	13.83189
40	0.12675	0.24198	0.10255	0.18268	91	19.12353	22.05253	11.58260	14.27591
41	0.13760	0.26538	0.10923	0.19520	92	20.76683	23.63636	12.75537	15.24260
42	0.15095	0.29297	0.11674	0.21107	93	22.53307	25.30420	14.36966	16.62877
43	0.16681	0.32558	0.12592	0.22862	94	24.43244	27.11897	16.42157	18.59746
44	0.18435	0.36238	0.13676	0.24950	95	26.35437	28.98442	18.70919	20.97702
45	0.20356	0.39920	0.14928	0.27374	96	28.27211	30.79253	21.02122	23.30415
46	0.22277	0.43604	0.16431	0.30216	97	30.36217	32.73942	22.55449	24.71403
47	0.23864	0.46703	0.18184	0.33729	98	32.64693	34.84234	23.39817	25.28542
48	0.25118	0.49048	0.20105	0.37912	99	35.15185	37.11809	25.17504	26.84313
49	0.26705	0.52065	0.22277	0.42599	100+	N/A	N/A	N/A	N/A
50	0.28795	0.56005	0.24700	0.47624


* Attained ages 0-20 are juvenile issues

A-1


.


If the insured is in a special premium class, the guaranteed maximum monthly cost of insurance rate will be the rate shown in the table times the table rating factor shown on the policy specifications page.

The rates shown above are for the base policy only. Separate maximum charges apply to each rider.

A-2



Appendix B - Monthly Underwriting and Sales Expense Charges

CURRENT AND GUARANTEED MAXIMUM MONTHLY UNDERWRITING AND SALES EXPENSE CHARGE
Per $1,000 of Face Amount
Issue					Issue
Age or					Age or
	Male	Male	Female	Female		Male	Male	Female	Female
Attained					Attained
	Non-Nicotine Nicotine* Non-Nicotine Nicotine*					Non-Nicotine Nicotine* Non-Nicotine Nicotine*
Age at					Age at
Increase					Increase
0	N/A	0.0750	N/A	0.0720	41	0.3520	0.4150	0.2810	0.2870
1	N/A	0.0760	N/A	0.0720	42	0.3680	0.4360	0.2920	0.2980
2	N/A	0.0770	N/A	0.0730	43	0.3830	0.4570	0.3030	0.3100
3	N/A	0.0780	N/A	0.0740	44	0.3980	0.4780	0.3140	0.3210
4	N/A	0.0790	N/A	0.0750	45	0.4140	0.4990	0.3250	0.3320
5	N/A	0.0800	N/A	0.0760	46	0.4410	0.5320	0.3460	0.3520
6	N/A	0.0830	N/A	0.0780	47	0.4680	0.5640	0.3670	0.3710
7	N/A	0.0850	N/A	0.0810	48	0.4950	0.5970	0.3880	0.3910
8	N/A	0.0880	N/A	0.0830	49	0.5220	0.6290	0.4090	0.4110
9	N/A	0.0910	N/A	0.0860	50	0.5490	0.6620	0.4300	0.4300
10	N/A	0.0930	N/A	0.0880	51	0.5910	0.7070	0.4610	0.4610
11	N/A	0.0980	N/A	0.0920	52	0.6320	0.7530	0.4910	0.4920
12	N/A	0.1030	N/A	0.0970	53	0.6730	0.7980	0.5220	0.5230
13	N/A	0.1080	N/A	0.1010	54	0.7140	0.8430	0.5530	0.5530
14	N/A	0.1130	N/A	0.1060	55	0.7550	0.8890	0.5840	0.5840
15	N/A	0.1180	N/A	0.1100	56	0.8160	0.9520	0.6380	0.6380
16	N/A	0.1260	N/A	0.1160	57	0.8770	1.0150	0.6930	0.6930
17	N/A	0.1340	N/A	0.1220	58	0.9380	1.0770	0.7470	0.7470
18	N/A	0.1420	N/A	0.1280	59	0.9990	1.1400	0.8010	0.8010
19	N/A	0.1500	N/A	0.1340	60	1.0600	1.2030	0.8550	0.8550
20	N/A	0.1580	N/A	0.1400	61	1.1080	1.2220	0.9030	0.9030
21	0.1590	0.1730	0.1400	0.1420	62	1.1560	1.2420	0.9500	0.9500
22	0.1610	0.1880	0.1400	0.1450	63	1.2040	1.2610	0.9980	0.9980
23	0.1620	0.2030	0.1400	0.1470	64	1.2510	1.2800	1.0450	1.0450
24	0.1630	0.2180	0.1400	0.1500	65	1.2990	1.2990	1.0930	1.0930
25	0.1640	0.2330	0.1400	0.1520	66	1.3510	1.3510	1.1440	1.1440
26	0.1730	0.2420	0.1460	0.1590	67	1.4020	1.4020	1.1950	1.1950
27	0.1830	0.2500	0.1510	0.1660	68	1.4540	1.4540	1.2460	1.2460
28	0.1930	0.2590	0.1580	0.1730	69	1.5050	1.5050	1.2970	1.2970
29	0.2020	0.2680	0.1630	0.1800	70	1.5570	1.5570	1.3480	1.3480
30	0.2120	0.2760	0.1690	0.1860	71	1.6450	1.6450	1.4310	1.4310
31	0.2210	0.2850	0.1770	0.1940	72	1.7330	1.7330	1.5150	1.5150
32	0.2310	0.2930	0.1850	0.2020	73	1.8210	1.8210	1.5980	1.5980
33	0.2400	0.3020	0.1930	0.2100	74	1.9090	1.9090	1.6820	1.6820
34	0.2490	0.3100	0.2000	0.2180	75	1.9970	1.9970	1.7650	1.7650
35	0.2580	0.3190	0.2080	0.2250	76	2.0390	2.0390	1.8020	1.8020
36	0.2740	0.3340	0.2210	0.2350	77	2.0810	2.0810	1.8390	1.8390
37	0.2900	0.3490	0.2330	0.2460	78	2.1230	2.1230	1.8760	1.8760
38	0.3060	0.3640	0.2450	0.2560	79	2.1640	2.1640	1.9130	1.9130
39	0.3210	0.3790	0.2570	0.2660	80	2.2060	2.2060	1.9500	1.9500
40	0.3370	0.3940	0.2700	0.2760
* Attained ages 0-20 are juvenile issues


B-1



	CURRENT DISCOUNTED MONTHLY UNDERWRITING AND SALES EXPENSE CHARGE
Per $1,000 of Face Amount
Issue					Issue
Age or					Age or
	Male	Male	Female	Female		Male	Male	Female	Female
Attained					Attained
	Non-Nicotine Nicotine* Non-Nicotine Nicotine*					Non-Nicotine Nicotine* Non-Nicotine Nicotine*
Age at					Age at
Increase					Increase
0	N/A	0.0600	N/A	0.0576	41	0.2816	0.3320	0.2248	0.2296
1	N/A	0.0608	N/A	0.0576	42	0.2944	0.3488	0.2336	0.2384
2	N/A	0.0616	N/A	0.0584	43	0.3064	0.3656	0.2424	0.2480
3	N/A	0.0624	N/A	0.0592	44	0.3184	0.3824	0.2512	0.2568
4	N/A	0.0632	N/A	0.0600	45	0.3312	0.3992	0.2600	0.2656
5	N/A	0.0640	N/A	0.0608	46	0.3528	0.4256	0.2768	0.2816
6	N/A	0.0664	N/A	0.0624	47	0.3744	0.4512	0.2936	0.2968
7	N/A	0.0680	N/A	0.0648	48	0.3960	0.4776	0.3104	0.3128
8	N/A	0.0704	N/A	0.0664	49	0.4176	0.5032	0.3272	0.3288
9	N/A	0.0728	N/A	0.0688	50	0.4392	0.5296	0.3440	0.3440
10	N/A	0.0744	N/A	0.0704	51	0.4728	0.5656	0.3688	0.3688
11	N/A	0.0784	N/A	0.0736	52	0.5056	0.6024	0.3928	0.3936
12	N/A	0.0824	N/A	0.0776	53	0.5384	0.6384	0.4176	0.4184
13	N/A	0.0864	N/A	0.0808	54	0.5712	0.6744	0.4424	0.4424
14	N/A	0.0904	N/A	0.0848	55	0.6040	0.7112	0.4672	0.4672
15	N/A	0.0944	N/A	0.0880	56	0.6528	0.7616	0.5104	0.5104
16	N/A	0.1008	N/A	0.0928	57	0.7016	0.8120	0.5544	0.5544
17	N/A	0.1072	N/A	0.0976	58	0.7504	0.8616	0.5976	0.5976
18	N/A	0.1136	N/A	0.1024	59	0.7992	0.9120	0.6408	0.6408
19	N/A	0.1200	N/A	0.1072	60	0.8480	0.9624	0.6840	0.6840
20	N/A	0.1264	N/A	0.1120	61	0.8864	0.9776	0.7224	0.7224
21	0.1272	0.1384	0.1120	0.1136	62	0.9248	0.9936	0.7600	0.7600
22	0.1288	0.1504	0.1120	0.1160	63	0.9632	1.0088	0.7984	0.7984
23	0.1296	0.1624	0.1120	0.1176	64	1.0008	1.0240	0.8360	0.8360
24	0.1304	0.1744	0.1120	0.1200	65	1.0392	1.0392	0.8744	0.8744
25	0.1312	0.1864	0.1120	0.1216	66	1.0808	1.0808	0.9152	0.9152
26	0.1384	0.1936	0.1168	0.1272	67	1.1216	1.1216	0.9560	0.9560
27	0.1464	0.2000	0.1208	0.1328	68	1.1632	1.1632	0.9968	0.9968
28	0.1544	0.2072	0.1264	0.1384	69	1.2040	1.2040	1.0376	1.0376
29	0.1616	0.2144	0.1304	0.1440	70	1.2456	1.2456	1.0784	1.0784
30	0.1696	0.2208	0.1352	0.1488	71	1.3160	1.3160	1.1448	1.1448
31	0.1768	0.2280	0.1416	0.1552	72	1.3864	1.3864	1.2120	1.2120
32	0.1848	0.2344	0.1480	0.1616	73	1.4568	1.4568	1.2784	1.2784
33	0.1920	0.2416	0.1544	0.1680	74	1.5272	1.5272	1.3456	1.3456
34	0.1992	0.2480	0.1600	0.1744	75	1.5976	1.5976	1.4120	1.4120
35	0.2064	0.2552	0.1664	0.1800	76	1.6312	1.6312	1.4416	1.4416
36	0.2192	0.2672	0.1768	0.1880	77	1.6648	1.6648	1.4712	1.4712
37	0.2320	0.2792	0.1864	0.1968	78	1.6984	1.6984	1.5008	1.5008
38	0.2448	0.2912	0.1960	0.2048	79	1.7312	1.7312	1.5304	1.5304
39	0.2568	0.3032	0.2056	0.2128	80	1.7648	1.7648	1.5600	1.5600
40	0.2696	0.3152	0.2160	0.2208


* Attained ages 0-20 are juvenile issues

B-2




Appendix C – Table of Surrender Charge Factors

TABLE OF SURRENDER CHARGE FACTORS
Male Non-Nicotine (Premier, Preferred, & Standard)
Issue Age		Number of Full Policy Years Completed Since the Issue Date or Since Increase in Face Amount
	0	1	2	3	4	5	6	7	8	9 or more
21	5.22	4.96	4.65	4.38	4.12	3.86	3.29	2.19	1.10	0.00
22	5.33	5.06	4.74	4.48	4.21	3.94	3.36	2.24	1.12	0.00
23	5.47	5.20	4.87	4.59	4.32	4.05	3.45	2.30	1.15	0.00
24	5.63	5.35	5.01	4.73	4.45	4.17	3.55	2.36	1.18	0.00
25	5.83	5.54	5.19	4.90	4.61	4.31	3.67	2.45	1.22	0.00
26	6.11	5.80	5.44	5.13	4.83	4.52	3.85	2.57	1.28	0.00
27	6.48	6.16	5.77	5.44	5.12	4.80	4.08	2.72	1.36	0.00
28	6.92	6.57	6.16	5.81	5.47	5.12	4.36	2.91	1.45	0.00
29	7.35	6.98	6.54	6.17	5.81	5.44	4.63	3.09	1.54	0.00
30	7.78	7.39	6.92	6.54	6.15	5.76	4.90	3.27	1.63	0.00
31	8.22	7.81	7.32	6.90	6.49	6.08	5.18	3.45	1.73	0.00
32	8.67	8.24	7.72	7.28	6.85	6.42	5.46	3.64	1.82	0.00
33	9.13	8.67	8.13	7.67	7.21	6.76	5.75	3.83	1.92	0.00
34	9.59	9.11	8.54	8.06	7.58	7.10	6.04	4.03	2.01	0.00
35	10.06	9.56	8.95	8.45	7.95	7.44	6.34	4.23	2.11	0.00
36	10.63	10.10	9.46	8.93	8.40	7.87	6.70	4.46	2.23	0.00
37	11.28	10.72	10.04	9.48	8.91	8.35	7.11	4.74	2.37	0.00
38	11.94	11.34	10.63	10.03	9.43	8.84	7.52	5.01	2.51	0.00
39	12.60	11.97	11.21	10.58	9.95	9.32	7.94	5.29	2.65	0.00
40	13.25	12.59	11.79	11.13	10.47	9.81	8.35	5.57	2.78	0.00
41	13.85	13.16	12.33	11.63	10.94	10.25	8.73	5.82	2.91	0.00
42	14.43	13.71	12.84	12.12	11.40	10.68	9.09	6.06	3.03	0.00
43	15.09	14.34	13.43	12.68	11.92	11.17	9.51	6.34	3.17	0.00
44	15.74	14.95	14.01	13.22	12.43	11.65	9.92	6.61	3.31	0.00
45	16.26	15.45	14.47	13.66	12.85	12.03	10.24	6.83	3.41	0.00
46	16.76	15.92	14.92	14.08	13.24	12.40	10.56	7.04	3.52	0.00
47	17.48	16.61	15.56	14.68	13.81	12.94	11.01	7.34	3.67	0.00
48	18.37	17.45	16.35	15.43	14.51	13.59	11.57	7.72	3.86	0.00
49	19.41	18.44	17.27	16.30	15.33	14.36	12.23	8.15	4.08	0.00
50	20.60	19.57	18.33	17.30	16.27	15.24	12.98	8.65	4.33	0.00
51	21.81	20.72	19.41	18.32	17.23	16.14	13.74	9.16	4.58	0.00
52	22.91	21.76	20.39	19.24	18.10	16.95	14.43	9.62	4.81	0.00
53	24.04	22.84	21.40	20.19	18.99	17.79	15.15	10.10	5.05	0.00
54	25.27	24.01	22.49	21.23	19.96	18.70	15.92	10.61	5.31	0.00
55	26.43	25.11	23.52	22.20	20.88	19.56	16.65	11.10	5.55	0.00
56	27.53	26.15	24.50	23.13	21.75	20.37	17.34	11.56	5.78	0.00
57	28.84	27.40	25.67	24.23	22.78	21.34	18.17	12.11	6.06	0.00
58	30.45	28.93	27.10	25.58	24.06	22.53	19.18	12.79	6.39	0.00
59	32.22	30.61	28.68	27.06	25.45	23.84	20.30	13.53	6.77	0.00
60	33.90	32.21	30.17	28.48	26.78	25.09	21.36	14.24	7.12	0.00
61	35.40	33.63	31.51	29.74	27.97	26.20	22.30	14.87	7.43	0.00
62	36.90	35.06	32.84	31.00	29.15	27.31	23.25	15.50	7.75	0.00
63	38.40	36.48	34.18	32.26	30.34	28.42	24.19	16.13	8.06	0.00
64	39.90	37.91	35.51	33.52	31.52	29.53	25.14	16.76	8.38	0.00
65	41.40	39.33	36.85	34.78	32.71	30.64	26.08	17.39	8.69	0.00
66	42.90	40.76	38.18	36.04	33.89	31.75	27.03	18.02	9.01	0.00
67	44.40	42.18	39.52	37.30	35.08	32.86	27.97	18.65	9.32	0.00
68	44.40	42.18	39.51	37.29	35.07	32.85	27.97	18.64	9.32	0.00
69	43.90	41.70	39.07	36.87	34.68	32.48	27.65	18.43	9.21	0.00
70	43.30	41.13	38.53	36.37	34.20	32.04	27.27	18.18	9.09	0.00
71	42.50	40.37	37.82	35.70	33.57	31.45	26.77	17.85	8.92	0.00
72	41.60	39.52	37.02	34.94	32.86	30.78	26.20	17.47	8.73	0.00
73	40.70	38.66	36.22	34.18	32.15	30.11	25.64	17.09	8.54	0.00
74	39.90	37.90	35.51	33.51	31.52	29.52	25.13	16.75	8.37	0.00
75	39.00	37.05	34.71	32.76	30.81	28.86	24.57	16.38	8.19	0.00
76	38.60	36.67	34.35	32.42	30.49	28.56	24.31	16.21	8.10	0.00
77	38.10	36.19	33.90	32.00	30.09	28.19	24.00	16.00	8.00	0.00
78	37.60	35.72	33.46	31.58	29.70	27.82	23.68	15.79	7.89	0.00
79	37.20	35.34	33.10	31.24	29.38	27.52	23.43	15.62	7.81	0.00
80	36.70	34.86	32.66	30.82	28.99	27.15	23.12	15.41	7.70	0.00




TABLE OF SURRENDER CHARGE FACTORS
Male Nicotine (Ages 0-20 are juvenile issues.)
Issue Age		Number of Full Policy Years Completed Since the Issue Date or Since Increase in Face Amount
	0	1	2	3	4	5	6	7	8	9 or more
0	3.27	3.11	2.91	2.75	2.58	2.42	2.06	1.37	0.69	0.00
1	3.30	3.14	2.94	2.77	2.61	2.44	2.08	1.39	0.69	0.00
2	3.36	3.19	2.99	2.82	2.65	2.49	2.12	1.41	0.71	0.00
3	3.44	3.27	3.06	2.89	2.72	2.55	2.17	1.44	0.72	0.00
4	3.51	3.33	3.12	2.95	2.77	2.60	2.21	1.47	0.74	0.00
5	3.60	3.42	3.20	3.02	2.84	2.66	2.27	1.51	0.76	0.00
6	3.68	3.50	3.28	3.09	2.91	2.72	2.32	1.55	0.77	0.00
7	3.78	3.59	3.36	3.18	2.99	2.80	2.38	1.59	0.79	0.00
8	3.88	3.69	3.45	3.26	3.07	2.87	2.44	1.63	0.81	0.00
9	3.98	3.78	3.54	3.34	3.14	2.95	2.51	1.67	0.84	0.00
10	4.09	3.89	3.64	3.44	3.23	3.03	2.58	1.72	0.86	0.00
11	4.17	3.96	3.71	3.50	3.29	3.09	2.63	1.75	0.88	0.00
12	4.26	4.05	3.79	3.58	3.37	3.15	2.68	1.79	0.89	0.00
13	4.34	4.12	3.86	3.65	3.43	3.21	2.73	1.82	0.91	0.00
14	4.43	4.21	3.94	3.72	3.50	3.28	2.79	1.86	0.93	0.00
15	4.52	4.29	4.02	3.80	3.57	3.34	2.85	1.90	0.95	0.00
16	4.63	4.40	4.12	3.89	3.66	3.43	2.92	1.94	0.97	0.00
17	4.75	4.51	4.23	3.99	3.75	3.52	2.99	2.00	1.00	0.00
18	4.87	4.63	4.33	4.09	3.85	3.60	3.07	2.05	1.02	0.00
19	5.00	4.75	4.45	4.20	3.95	3.70	3.15	2.10	1.05	0.00
20	5.13	4.87	4.57	4.31	4.05	3.80	3.23	2.15	1.08	0.00
21	7.23	6.87	6.43	6.07	5.71	5.35	4.55	3.04	1.52	0.00
22	7.46	7.09	6.64	6.27	5.89	5.52	4.70	3.13	1.57	0.00
23	7.67	7.29	6.83	6.44	6.06	5.68	4.83	3.22	1.61	0.00
24	7.87	7.48	7.00	6.61	6.22	5.82	4.96	3.31	1.65	0.00
25	8.10	7.70	7.21	6.80	6.40	5.99	5.10	3.40	1.70	0.00
26	8.39	7.97	7.47	7.05	6.63	6.21	5.29	3.52	1.76	0.00
27	8.77	8.33	7.81	7.37	6.93	6.49	5.53	3.68	1.84	0.00
28	9.20	8.74	8.19	7.73	7.27	6.81	5.80	3.86	1.93	0.00
29	9.61	9.13	8.55	8.07	7.59	7.11	6.05	4.04	2.02	0.00
30	10.01	9.51	8.91	8.41	7.91	7.41	6.31	4.20	2.10	0.00
31	10.42	9.90	9.27	8.75	8.23	7.71	6.56	4.38	2.19	0.00
32	10.85	10.31	9.66	9.11	8.57	8.03	6.84	4.56	2.28	0.00
33	11.31	10.74	10.07	9.50	8.93	8.37	7.13	4.75	2.38	0.00
34	11.80	11.21	10.50	9.91	9.32	8.73	7.43	4.96	2.48	0.00
35	12.32	11.70	10.96	10.35	9.73	9.12	7.76	5.17	2.59	0.00
36	12.86	12.22	11.45	10.80	10.16	9.52	8.10	5.40	2.70	0.00
37	13.44	12.77	11.96	11.29	10.62	9.95	8.47	5.64	2.82	0.00
38	14.05	13.35	12.50	11.80	11.10	10.40	8.85	5.90	2.95	0.00
39	14.70	13.97	13.08	12.35	11.61	10.88	9.26	6.17	3.09	0.00
40	15.43	14.66	13.73	12.96	12.19	11.42	9.72	6.48	3.24	0.00
41	16.22	15.41	14.44	13.62	12.81	12.00	10.22	6.81	3.41	0.00
42	17.02	16.17	15.15	14.30	13.45	12.59	10.72	7.15	3.57	0.00
43	17.83	16.94	15.87	14.98	14.09	13.19	11.23	7.49	3.74	0.00
44	18.67	17.74	16.62	15.68	14.75	13.82	11.76	7.84	3.92	0.00
45	19.55	18.57	17.40	16.42	15.44	14.47	12.32	8.21	4.11	0.00
46	20.47	19.45	18.22	17.19	16.17	15.15	12.90	8.60	4.30	0.00
47	21.43	20.36	19.07	18.00	16.93	15.86	13.50	9.00	4.50	0.00
48	22.46	21.34	19.99	18.87	17.74	16.62	14.15	9.43	4.72	0.00
49	23.59	22.41	21.00	19.82	18.64	17.46	14.86	9.91	4.95	0.00
50	24.75	23.51	22.03	20.79	19.55	18.32	15.59	10.40	5.20	0.00
51	25.86	24.57	23.02	21.72	20.43	19.14	16.29	10.86	5.43	0.00
52	26.95	25.60	23.99	22.64	21.29	19.94	16.98	11.32	5.66	0.00
53	28.18	26.77	25.08	23.67	22.26	20.85	17.75	11.84	5.92	0.00
54	29.61	28.13	26.35	24.87	23.39	21.91	18.65	12.44	6.22	0.00
55	31.03	29.48	27.62	26.07	24.51	22.96	19.55	13.03	6.52	0.00
56	32.43	30.81	28.86	27.24	25.62	24.00	20.43	13.62	6.81	0.00
57	34.24	32.53	30.47	28.76	27.05	25.34	21.57	14.38	7.19	0.00
58	36.45	34.63	32.44	30.62	28.80	26.97	22.96	15.31	7.65	0.00
59	38.40	36.48	34.18	32.26	30.34	28.42	24.19	16.13	8.06	0.00
60	38.40	36.48	34.18	32.26	30.34	28.42	24.19	16.13	8.06	0.00
61	38.40	36.48	34.18	32.26	30.34	28.42	24.19	16.13	8.06	0.00
62	38.40	36.48	34.18	32.26	30.34	28.42	24.19	16.13	8.06	0.00




TABLE OF SURRENDER CHARGE FACTORS
Male Nicotine (Ages 0-20 are juvenile issues.)
Issue Age		Number of Full Policy Years Completed Since the Issue Date or Since Increase in Face Amount
	0	1	2	3	4	5	6	7	8	9 or more
63	38.40	36.48	34.18	32.26	30.34	28.42	24.19	16.13	8.06	0.00
64	39.90	37.91	35.51	33.52	31.52	29.53	25.14	16.76	8.38	0.00
65	41.40	39.33	36.85	34.78	32.71	30.64	26.08	17.39	8.69	0.00
66	42.90	40.76	38.18	36.04	33.89	31.75	27.03	18.02	9.01	0.00
67	44.40	42.18	39.52	37.30	35.08	32.86	27.97	18.65	9.32	0.00
68	44.40	42.18	39.51	37.29	35.07	32.85	27.97	18.64	9.32	0.00
69	43.90	41.70	39.07	36.87	34.68	32.48	27.65	18.43	9.21	0.00
70	43.30	41.13	38.53	36.37	34.20	32.04	27.27	18.18	9.09	0.00
71	42.50	40.37	37.82	35.70	33.57	31.45	26.77	17.85	8.92	0.00
72	41.60	39.52	37.02	34.94	32.86	30.78	26.20	17.47	8.73	0.00
73	40.70	38.66	36.22	34.18	32.15	30.11	25.64	17.09	8.54	0.00
74	39.90	37.90	35.51	33.51	31.52	29.52	25.13	16.75	8.37	0.00
75	39.00	37.05	34.71	32.76	30.81	28.86	24.57	16.38	8.19	0.00
76	38.60	36.67	34.35	32.42	30.49	28.56	24.31	16.21	8.10	0.00
77	38.10	36.19	33.90	32.00	30.09	28.19	24.00	16.00	8.00	0.00
78	37.60	35.72	33.46	31.58	29.70	27.82	23.68	15.79	7.89	0.00
79	37.20	35.34	33.10	31.24	29.38	27.52	23.43	15.62	7.81	0.00
80	36.70	34.86	32.66	30.82	28.99	27.15	23.12	15.41	7.70	0.00

TABLE OF SURRENDER CHARGE FACTORS
Female Non-Nicotine (Premier, Preferred, & Standard)
Issue Age		Number of Full Policy Years Completed Since the Issue Date or Since Increase in Face Amount
	0	1	2	3	4	5	6	7	8	9 or more
21	4.65	4.42	4.14	3.91	3.67	3.44	2.93	1.95	0.98	0.00
22	4.75	4.51	4.23	3.99	3.75	3.52	2.99	2.00	1.00	0.00
23	4.84	4.60	4.31	4.07	3.82	3.58	3.05	2.03	1.02	0.00
24	4.94	4.69	4.40	4.15	3.90	3.66	3.11	2.07	1.04	0.00
25	5.03	4.78	4.48	4.23	3.97	3.72	3.17	2.11	1.06	0.00
26	5.25	4.99	4.67	4.41	4.15	3.89	3.31	2.21	1.10	0.00
27	5.48	5.21	4.88	4.60	4.33	4.06	3.45	2.30	1.15	0.00
28	5.72	5.43	5.09	4.80	4.52	4.23	3.60	2.40	1.20	0.00
29	5.98	5.68	5.32	5.02	4.72	4.43	3.77	2.51	1.26	0.00
30	6.26	5.95	5.57	5.26	4.95	4.63	3.94	2.63	1.31	0.00
31	6.59	6.26	5.87	5.54	5.21	4.88	4.15	2.77	1.38	0.00
32	6.96	6.61	6.19	5.85	5.50	5.15	4.38	2.92	1.46	0.00
33	7.37	7.00	6.56	6.19	5.82	5.45	4.64	3.10	1.55	0.00
34	7.79	7.40	6.93	6.54	6.15	5.76	4.91	3.27	1.64	0.00
35	8.20	7.79	7.30	6.89	6.48	6.07	5.17	3.44	1.72	0.00
36	8.62	8.19	7.67	7.24	6.81	6.38	5.43	3.62	1.81	0.00
37	9.08	8.63	8.08	7.63	7.17	6.72	5.72	3.81	1.91	0.00
38	9.63	9.15	8.57	8.09	7.61	7.13	6.07	4.04	2.02	0.00
39	10.20	9.69	9.08	8.57	8.06	7.55	6.43	4.28	2.14	0.00
40	10.70	10.17	9.52	8.99	8.45	7.92	6.74	4.49	2.25	0.00
41	11.11	10.55	9.89	9.33	8.78	8.22	7.00	4.67	2.33	0.00
42	11.53	10.95	10.26	9.69	9.11	8.53	7.26	4.84	2.42	0.00
43	11.96	11.36	10.64	10.05	9.45	8.85	7.53	5.02	2.51	0.00
44	12.35	11.73	10.99	10.37	9.76	9.14	7.78	5.19	2.59	0.00
45	12.83	12.19	11.42	10.78	10.14	9.49	8.08	5.39	2.69	0.00
46	13.43	12.76	11.95	11.28	10.61	9.94	8.46	5.64	2.82	0.00
47	14.08	13.38	12.53	11.83	11.12	10.42	8.87	5.91	2.96	0.00
48	14.75	14.01	13.13	12.39	11.65	10.92	9.29	6.20	3.10	0.00
49	15.47	14.70	13.77	12.99	12.22	11.45	9.75	6.50	3.25	0.00
50	16.23	15.42	14.44	13.63	12.82	12.01	10.22	6.82	3.41	0.00
51	17.16	16.30	15.27	14.41	13.56	12.70	10.81	7.21	3.60	0.00
52	17.94	17.04	15.97	15.07	14.17	13.28	11.30	7.53	3.77	0.00
53	18.72	17.78	16.66	15.72	14.79	13.85	11.79	7.86	3.93	0.00
54	19.58	18.60	17.43	16.45	15.47	14.49	12.34	8.22	4.11	0.00
55	20.53	19.50	18.27	17.25	16.22	15.19	12.93	8.62	4.31	0.00
56	21.75	20.66	19.36	18.27	17.18	16.10	13.70	9.14	4.57	0.00
57	23.05	21.90	20.51	19.36	18.21	17.06	14.52	9.68	4.84	0.00
58	24.44	23.22	21.75	20.53	19.31	18.09	15.40	10.26	5.13	0.00
59	25.92	24.62	23.07	21.77	20.48	19.18	16.33	10.89	5.44	0.00




TABLE OF SURRENDER CHARGE FACTORS
Female Non-Nicotine (Premier, Preferred, & Standard)
Issue Age		Number of Full Policy Years Completed Since the Issue Date or Since Increase in Face Amount
	0	1	2	3	4	5	6	7	8	9 or more
60	27.40	26.03	24.39	23.02	21.65	20.28	17.26	11.51	5.75	0.00
61	28.90	27.46	25.72	24.28	22.83	21.39	18.21	12.14	6.07	0.00
62	30.40	28.88	27.06	25.54	24.02	22.50	19.15	12.77	6.38	0.00
63	31.90	30.31	28.39	26.80	25.20	23.61	20.10	13.40	6.70	0.00
65	34.90	33.16	31.06	29.32	27.57	25.83	21.99	14.66	7.33	0.00
66	36.40	34.58	32.40	30.58	28.76	26.94	22.93	15.29	7.64	0.00
67	37.90	36.01	33.73	31.84	29.94	28.05	23.88	15.92	7.96	0.00
68	39.40	37.43	35.06	33.09	31.12	29.15	24.82	16.54	8.27	0.00
69	40.90	38.85	36.40	34.35	32.31	30.26	25.76	17.17	8.58	0.00
70	42.40	40.28	37.73	35.61	33.49	31.37	26.71	17.80	8.90	0.00
71	43.90	41.70	39.07	36.87	34.68	32.48	27.65	18.43	9.21	0.00
72	43.90	41.70	39.07	36.87	34.68	32.48	27.65	18.43	9.21	0.00
73	43.10	40.94	38.35	36.20	34.04	31.89	27.15	18.10	9.05	0.00
74	42.20	40.09	37.55	35.44	33.33	31.22	26.58	17.72	8.86	0.00
75	41.40	39.33	36.84	34.77	32.70	30.63	26.08	17.38	8.69	0.00
76	41.00	38.95	36.49	34.44	32.39	30.34	25.83	17.22	8.61	0.00
77	40.60	38.57	36.13	34.10	32.07	30.04	25.57	17.05	8.52	0.00
78	40.20	38.19	35.77	33.76	31.75	29.74	25.32	16.88	8.44	0.00
79	38.80	36.86	34.53	32.59	30.65	28.71	24.44	16.29	8.14	0.00
80	38.80	36.86	34.53	32.59	30.65	28.71	24.44	16.29	8.14	0.00

TABLE OF SURRENDER CHARGE FACTORS
Female Nicotine (Ages 0-20 are juvenile issues.)
Issue Age		Number of Full Policy Years Completed Since the Issue Date or Since Increase in Face Amount
	0	1	2	3	4	5	6	7	8	9 or more
0	3.00	2.85	2.67	2.52	2.37	2.22	1.89	1.26	0.63	0.00
1	3.03	2.88	2.70	2.55	2.39	2.24	1.91	1.27	0.64	0.00
2	3.08	2.93	2.74	2.59	2.43	2.28	1.94	1.29	0.65	0.00
3	3.15	2.99	2.80	2.65	2.49	2.33	1.98	1.32	0.66	0.00
4	3.22	3.06	2.87	2.70	2.54	2.38	2.03	1.35	0.68	0.00
5	3.29	3.13	2.93	2.76	2.60	2.43	2.07	1.38	0.69	0.00
6	3.36	3.19	2.99	2.82	2.65	2.49	2.12	1.41	0.71	0.00
7	3.45	3.28	3.07	2.90	2.73	2.55	2.17	1.45	0.72	0.00
8	3.53	3.35	3.14	2.97	2.79	2.61	2.22	1.48	0.74	0.00
9	3.62	3.44	3.22	3.04	2.86	2.68	2.28	1.52	0.76	0.00
10	3.72	3.53	3.31	3.12	2.94	2.75	2.34	1.56	0.78	0.00
11	3.79	3.60	3.37	3.18	2.99	2.80	2.39	1.59	0.80	0.00
12	3.86	3.67	3.44	3.24	3.05	2.86	2.43	1.62	0.81	0.00
13	3.94	3.74	3.51	3.31	3.11	2.92	2.48	1.65	0.83	0.00
14	4.02	3.82	3.58	3.38	3.18	2.97	2.53	1.69	0.84	0.00
15	4.10	3.90	3.65	3.44	3.24	3.03	2.58	1.72	0.86	0.00
16	4.19	3.98	3.73	3.52	3.31	3.10	2.64	1.76	0.88	0.00
17	4.28	4.07	3.81	3.60	3.38	3.17	2.70	1.80	0.90	0.00
18	4.38	4.16	3.90	3.68	3.46	3.24	2.76	1.84	0.92	0.00
19	4.47	4.25	3.98	3.75	3.53	3.31	2.82	1.88	0.94	0.00
20	4.57	4.34	4.07	3.84	3.61	3.38	2.88	1.92	0.96	0.00
21	5.09	4.84	4.53	4.28	4.02	3.77	3.21	2.14	1.07	0.00
22	5.18	4.92	4.61	4.35	4.09	3.83	3.26	2.18	1.09	0.00
23	5.28	5.02	4.70	4.44	4.17	3.91	3.33	2.22	1.11	0.00
24	5.35	5.08	4.76	4.49	4.23	3.96	3.37	2.25	1.12	0.00
25	5.45	5.18	4.85	4.58	4.31	4.03	3.43	2.29	1.14	0.00
26	5.65	5.37	5.03	4.75	4.46	4.18	3.56	2.37	1.19	0.00
27	5.95	5.65	5.30	5.00	4.70	4.40	3.75	2.50	1.25	0.00
28	6.29	5.98	5.60	5.28	4.97	4.65	3.96	2.64	1.32	0.00
29	6.59	6.26	5.87	5.54	5.21	4.88	4.15	2.77	1.38	0.00
30	6.87	6.53	6.11	5.77	5.43	5.08	4.33	2.89	1.44	0.00
31	7.18	6.82	6.39	6.03	5.67	5.31	4.52	3.02	1.51	0.00
32	7.57	7.19	6.74	6.36	5.98	5.60	4.77	3.18	1.59	0.00
33	8.02	7.62	7.14	6.74	6.34	5.93	5.05	3.37	1.68	0.00
34	8.44	8.02	7.51	7.09	6.67	6.25	5.32	3.54	1.77	0.00
35	8.83	8.39	7.86	7.42	6.98	6.53	5.56	3.71	1.85	0.00
36	9.21	8.75	8.20	7.74	7.28	6.82	5.80	3.87	1.93	0.00




TABLE OF SURRENDER CHARGE FACTORS
Female Nicotine (Ages 0-20 are juvenile issues.)
Issue Age		Number of Full Policy Years Completed Since the Issue Date or Since Increase in Face Amount
	0	1	2	3	4	5	6	7	8	9 or more
37	9.62	9.14	8.56	8.08	7.60	7.12	6.06	4.04	2.02	0.00
38	10.05	9.55	8.94	8.44	7.94	7.44	6.33	4.22	2.11	0.00
39	10.48	9.96	9.33	8.80	8.28	7.76	6.60	4.40	2.20	0.00
40	10.92	10.37	9.72	9.17	8.63	8.08	6.88	4.59	2.29	0.00
41	11.37	10.80	10.12	9.55	8.98	8.41	7.16	4.78	2.39	0.00
42	11.83	11.24	10.53	9.94	9.35	8.75	7.45	4.97	2.48	0.00
43	12.30	11.69	10.95	10.33	9.72	9.10	7.75	5.17	2.58	0.00
44	12.75	12.11	11.35	10.71	10.07	9.44	8.03	5.36	2.68	0.00
45	13.13	12.47	11.69	11.03	10.37	9.72	8.27	5.51	2.76	0.00
46	13.43	12.76	11.95	11.28	10.61	9.94	8.46	5.64	2.82	0.00
47	14.08	13.38	12.53	11.83	11.12	10.42	8.87	5.91	2.96	0.00
48	14.75	14.01	13.13	12.39	11.65	10.92	9.29	6.20	3.10	0.00
49	15.47	14.70	13.77	12.99	12.22	11.45	9.75	6.50	3.25	0.00
50	16.23	15.42	14.44	13.63	12.82	12.01	10.22	6.82	3.41	0.00
51	17.16	16.30	15.27	14.41	13.56	12.70	10.81	7.21	3.60	0.00
52	17.94	17.04	15.97	15.07	14.17	13.28	11.30	7.53	3.77	0.00
53	18.72	17.78	16.66	15.72	14.79	13.85	11.79	7.86	3.93	0.00
54	19.58	18.60	17.43	16.45	15.47	14.49	12.34	8.22	4.11	0.00
55	20.53	19.50	18.27	17.25	16.22	15.19	12.93	8.62	4.31	0.00
56	21.75	20.66	19.36	18.27	17.18	16.10	13.70	9.14	4.57	0.00
57	23.05	21.90	20.51	19.36	18.21	17.06	14.52	9.68	4.84	0.00
58	24.44	23.22	21.75	20.53	19.31	18.09	15.40	10.26	5.13	0.00
59	26.21	24.90	23.33	22.02	20.71	19.40	16.51	11.01	5.50	0.00
60	27.40	26.03	24.39	23.02	21.65	20.28	17.26	11.51	5.75	0.00
61	28.90	27.46	25.72	24.28	22.83	21.39	18.21	12.14	6.07	0.00
62	30.40	28.88	27.06	25.54	24.02	22.50	19.15	12.77	6.38	0.00
63	31.90	30.31	28.39	26.80	25.20	23.61	20.10	13.40	6.70	0.00
64	33.40	31.73	29.73	28.06	26.39	24.72	21.04	14.03	7.01	0.00
65	34.90	33.16	31.06	29.32	27.57	25.83	21.99	14.66	7.33	0.00
66	36.40	34.58	32.40	30.58	28.76	26.94	22.93	15.29	7.64	0.00
67	37.90	36.01	33.73	31.84	29.94	28.05	23.88	15.92	7.96	0.00
68	39.40	37.43	35.06	33.09	31.12	29.15	24.82	16.54	8.27	0.00
69	40.90	38.85	36.40	34.35	32.31	30.26	25.76	17.17	8.58	0.00
70	42.40	40.28	37.73	35.61	33.49	31.37	26.71	17.80	8.90	0.00
71	43.90	41.70	39.07	36.87	34.68	32.48	27.65	18.43	9.21	0.00
72	43.90	41.70	39.07	36.87	34.68	32.48	27.65	18.43	9.21	0.00
73	43.10	40.94	38.35	36.20	34.04	31.89	27.15	18.10	9.05	0.00
74	42.20	40.09	37.55	35.44	33.33	31.22	26.58	17.72	8.86	0.00
75	41.40	39.33	36.84	34.77	32.70	30.63	26.08	17.38	8.69	0.00
76	41.00	38.95	36.49	34.44	32.39	30.34	25.83	17.22	8.61	0.00
77	40.60	38.57	36.13	34.10	32.07	30.04	25.57	17.05	8.52	0.00
78	40.20	38.19	35.77	33.76	31.75	29.74	25.32	16.88	8.44	0.00
79	38.80	36.86	34.53	32.59	30.65	28.71	24.44	16.29	8.14	0.00
80	38.80	36.86	34.53	32.59	30.65	28.71	24.44	16.29	8.14	0.00

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C-5

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[outside back cover page]

     The Statement of Additional Information (“SAI”) dated ____ __, 2008 contains additional information about the Policy and the variable account. The Table of Contents for the SAI appears near the end of this prospectus. The SAI has been filed with the SEC and is incorporated by reference into this prospectus.

     You can obtain the SAI (at no cost) by writing to the Service Center at the address shown on the front cover or by calling 1-877-376-8008.

     The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Policy. More information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090.

     Farmers Financial Solutions, LLC (“FFS”) serves as the principal underwriter and distributor of the Policies. You may obtain more information about FFS and its registered representatives at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Industry Regulatory Authority (“FINRA”), describing its Public Disclosure Program.

SEC File No. 333-XXXXX/811-09507

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